Exhibit 2.1

AGREEMENT AND PLAN OF MERGER
between
HANCOCK HOLDING COMPANY
and
WHITNEY HOLDING CORPORATION
Dated as of December 21, 2010

i

(Continued)

(Continued)

(Continued)

Page
Section 8.10 Severability	84
Section 8.11 Waiver of Jury Trial	84
Section 8.12 Counterparts	84
Section 8.13 Facsimile Signature	84
INDEX OF DEFINED TERMS

Definition	Location
401(k) Plan	5.11(b)
Action	3.9
Affiliate	8.3
Agreement	Preamble
Bank Merger	1.8
Bank Merger Certificates	1.8
Bank Subsidiary	1.8
BCA	1.1
BCL	1.1
BHC Act	8.3
Book-Entry Company Shares	2.2(b)
Business Day	8.3
Certificate	2.2(a)
Certificate of Merger	1.3(a)
Closing	1.2
Closing Date	1.2
Code	Recitals
Company	Preamble
Company Acquisition Proposal	5.3(e)(i)
Company Adverse Recommendation Change	5.3(b)
Company Alternative Acquisition Agreement	5.3(b)
Company Board	Recitals
Company Bylaws	3.1(b)
Company Capital Stock	2.1(d)
Company Certificates	2.2(b)
Company Charter	3.1(b)
Company Common Stock	2.1(b)
Company Disclosure Letter	Article III
Company Employee	5.11(a)
Company Equity Award Schedule	3.2(b)

INDEX OF DEFINED TERMS
(Continued)

Definition	Location
Company Equity Plans	2.5(b)
Company Insiders	5.14
Company Material Adverse Effect	8.3
Company Material Contract	3.15(a)
Company Minority Interest Business	3.3
Company Plans	3.11(a)
Company Preferred Stock	3.2(a)
Company Recommendation	3.4(b)
Company Registered IP	3.18(a)
Company Regulatory Agreement	3.10(b)
Company SEC Documents	3.6(a)
Company Series A Preferred Stock	2.1(c)
Company Shareholder Approval	3.4(a)
Company Shareholders Meeting	5.5(b)
Company Stock Option	2.5(b)
Company Stock Unit	2.5(c)
Company Superior Proposal	5.3(e)(ii)
Company Termination Fee	7.3(b)
Company Warrant	2.5(a)
Confidentiality Agreement	5.6(b)
Contract	8.3
control	8.3
Copyrights	8.3
Derivative Transaction	3.23(b)
Domain Names	8.3
Effective Time	1.3(b)
Environmental Law	3.13(b)
ERISA	3.11(a)
Exchange Act	8.3
Exchange Agent	2.2(a)
Exchange Fund	2.2(a)
Exchange Ratio	2.1(b)
FDIC	8.3
Federal Reserve	8.3
FHLB	3.3
GAAP	3.6(b)
Governmental Entity	8.3
Hazardous Substance	3.13(c)
Indemnified Parties	5.10(a)
Insurance Amount	5.10(c)
Intellectual Property	8.3
Intentional Breach	8.3

v

INDEX OF DEFINED TERMS
(Continued)

Definition	Location
IRS	8.3
IRS Guidelines	5.17(b)
IT Assets	8.3
Joint Proxy Statement	3.5(b)
knowledge	8.3
Law	8.3
Liens	3.3
Loans	3.24(a)
Marks	8.3
Measurement Price	2.3
Merger	1.1
Merger Consideration	2.1(c)
Nasdaq	8.3
New Plans	5.11(c)
Old Plans	5.11(d)
Outside Date	7.1(b)(i)
Patents	8.3
PBGC	8.3
Permits	3.10(a)
Permitted Liens	8.3
Person	8.3
Purchaser	Preamble
Purchaser Acquisition Proposal	5.4(e)(i)
Purchaser Adverse Recommendation Change	5.4(b)
Purchaser Alternative Acquisition Agreement	5.4(b)
Purchaser Bank	1.8
Purchaser Board	Recitals
Purchaser Bylaws	4.1(b)
Purchaser Capital Stock	2.1(c)
Purchaser Charter	4.1(b)
Purchaser Common Stock	2.1(a)
Purchaser Disclosure Letter	Article IV
Purchaser Material Adverse Effect	8.3
Purchaser Material Contract	4.14(a)
Purchaser Plans	4.10(a)
Purchaser Preferred Stock	2.1(c)
Purchaser Recommendation	4.3(b)
Purchaser Registered IP	4.17(a)
Purchaser Regulatory Agreement	4.9(c)
Purchaser Rights Agreement	2.1(a)
Purchaser SEC Documents	4.5(a)
Purchaser Series A Preferred Stock	2.1(c)

INDEX OF DEFINED TERMS
(Continued)

Definition	Location
Purchaser Shareholder Approval	4.3(a)
Purchaser Shareholders Meeting	5.5(c)
Purchaser Superior Proposal	5.4(e)(ii)
Purchaser Termination Fee	7.3(d)
Purchaser Warrant	2.5(a)
Registration Statement	3.5(b)
Representatives	8.3
Requisite Regulatory Approvals	5.7(b)
Sarbanes-Oxley Act	8.3
SEC	8.3
Section 16 Information	5.14
Securities Act	8.3
Series A Preferred Consideration	2.1(c)
Significant Subsidiary	8.3
Similar Purchaser Employee	5.11(a)
Subsidiary	8.3
Subsidiary Plan of Merger	1.8
Surviving Corporation	1.1
Takeover Laws	3.19
Tax Returns	8.3
Taxes	8.3
Transition Date	5.11(c)

AGREEMENT AND PLAN OF MERGER
     AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 21, 2010, between HANCOCK HOLDING COMPANY, a Mississippi corporation (“Purchaser”), and WHITNEY HOLDING CORPORATION, a Louisiana corporation (“Company”).
RECITALS
     WHEREAS, the Board of Directors of Purchaser (the “Purchaser Board”) has (i) approved this Agreement and declared this Agreement and the transactions contemplated hereby, including the Merger, advisable and in the best interests of Purchaser and its shareholders, (ii) authorized and approved the execution, delivery and performance by Purchaser of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (iii) resolved and agreed to recommend approval of this Agreement by the shareholders of Purchaser;
     WHEREAS, the Board of Directors of Company (the “Company Board”) has (i) approved this Agreement and declared this Agreement and the transactions contemplated hereby, including the Merger, advisable and in the best interests of Company and its shareholders, (ii) authorized and approved the execution, delivery and performance by Company of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (iii) resolved and agreed to recommend approval of this Agreement by the shareholders of Company;
     WHEREAS, each of the parties intends that, for federal income tax purposes, the Merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and, by executing this Agreement, to adopt a plan of reorganization for purposes of Section 368(a) of the Code; and
     WHEREAS, each of the parties hereto desires to make certain representations, warranties, covenants and agreements in connection with the Merger and the transactions contemplated by this Agreement and also to prescribe certain conditions to the Merger as specified herein.
AGREEMENT
     NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree as follows:
ARTICLE I
THE MERGER
          Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Louisiana Business Corporation Law (the “BCL”) and the Mississippi Business Corporation Act (the “BCA”), at the Effective Time (as hereinafter defined), Company shall be merged with and into Purchaser (the “Merger”). Following the Merger, the separate corporate existence of Company shall cease, and Purchaser shall continue as the surviving corporation after the Merger (“Surviving Corporation”).
     Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., Eastern time, as soon as practicable (but in no event later than the second Business Day) following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions), at the offices of Alston & Bird LLP, 1201 West Peachtree Street, Atlanta, Georgia, unless another date, time or place is agreed to in writing by Purchaser and Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”
     Section 1.3 Effective Time. Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall cause the Merger to be consummated by taking the following actions:
          (a) Purchaser and Company shall file certificates of merger (each a “Certificate of Merger”) with the Secretary of State of the State of Mississippi, executed in accordance with the relevant provisions of the BCA, and with the Secretary of State of the State of Louisiana, executed in accordance with the relevant provisions of the BCL, and, as soon as practicable on or after the Closing Date, shall make any and all other filings or recordings required under the BCA and the BCL.
          (b) The Merger shall become effective at the date and time specified in the Certificates of Merger filed with the Secretary of State of the State of Mississippi and the Secretary of State of the State of Louisiana (the time the Merger becomes effective being the “Effective Time”).
     Section 1.4 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the relevant provisions of the BCA and the BCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Company shall vest in Surviving Corporation, and all debts, liabilities and duties of Company shall become the debts, liabilities and duties of Surviving Corporation.
     Section 1.5 Articles of Incorporation; Bylaws.
          (a) The articles of incorporation of Purchaser, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable Law.
          (b) The bylaws of Purchaser, as in effect immediately prior to the Effective Time, shall be the bylaws of Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable Law.

          Section 1.6 Directors. The parties shall take all appropriate action so that, as of the Effective Time and subject to and in accordance with the Purchaser Bylaws, the number of directors constituting the Purchaser Board shall be increased to 19 and 5 individuals who are currently directors of Company and who are mutually selected by Purchaser and Company at least 10 Business Days prior to the date on which the Joint Proxy Statement (as hereinafter defined) is first mailed to the shareholders of either Company or Purchaser shall be appointed as directors of Purchaser, with 2 such individuals appointed for a term expiring at the third annual meeting following the Effective Time, 2 such individuals appointed for a term expiring at the second annual meeting following the Effective Time, and 1 such individuals appointed for a term expiring at the first annual meeting following the Effective Time. If, prior to the Effective Time, any such individual for any reason ceases to serve as a director of Company, then a successor to such individual who is currently an independent director of Company shall be mutually selected by Company and Purchaser and shall be duly appointed to the Purchaser Board as of the Effective Time pursuant to this Section 1.6.
          Section 1.7 Officers. The officers of Purchaser immediately prior to the Effective Time shall be the officers of Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected or approved and qualified.
          Section 1.8 Bank Merger. Simultaneously with the Merger, Whitney National Bank, a national banking association and a wholly owned subsidiary of Company (“Bank Subsidiary”), will merge (the “Bank Merger”) with and into Hancock Bank of Louisiana, a Louisiana banking organization and wholly owned subsidiary of Purchaser (“Purchaser Bank”). Purchaser Bank shall be the surviving entity in the Bank Merger and shall continue its corporate existence under the name “Whitney Bank”, and, following the Bank Merger, the separate corporate existence of Bank Subsidiary shall cease. The parties agree that the Bank Merger shall become effective simultaneously with the Effective Time. The Bank Merger shall be implemented pursuant to a subsidiary plan of merger, in a form to be specified by Purchaser and approved by Company, such approval not to be unreasonably withheld or delayed (the “Subsidiary Plan of Merger”). In order to obtain the necessary state and federal regulatory approvals for the Bank Merger, the parties hereto shall cause the following to be accomplished prior to the filing of applications for regulatory approval: (i) Company shall cause Subsidiary Bank to approve the Subsidiary Plan of Merger, Company, as the sole shareholder of Subsidiary Bank, shall approve the Subsidiary Plan of Merger and Company shall cause the Subsidiary Plan of Merger to be duly executed by Subsidiary Bank and delivered to Purchaser and (ii) Purchaser shall cause Purchaser Bank to approve the Subsidiary Plan of Merger, Purchaser, as the sole shareholder of Purchaser Bank, shall approve the Subsidiary Plan of Merger and Purchaser shall cause Purchaser Bank to duly execute and deliver the Subsidiary Plan of Merger to Company. Prior to the Effective Time, Company shall cause Subsidiary Bank, and Purchaser shall cause Purchaser Bank, to execute such certificates of merger and articles of combination and such other documents and certificates as are necessary to make the Bank Merger effective (“Bank Merger Certificates”) simultaneously with the Effective Time. The parties shall take all appropriate action so that, as of the Effective Time and subject to and in accordance with the organizational documents of Purchaser Bank, the number of directors constituting the Board of Directors of Purchaser Bank shall be increased to 12 and 5 individuals who are currently directors of Company and who are mutually selected by Purchaser and Company at least 10 Business Days prior to the date on which the Joint Proxy Statement (as hereinafter defined) is first mailed to the shareholders of either Company or

Purchaser shall be appointed as directors of Purchaser Bank. If, prior to the Effective Time, any such individual for any reason ceases to serve as a director of Company, then a successor to such individual who is currently an independent director of Company shall be mutually selected by Company and Purchaser and shall be duly appointed to the Board of Directors of Purchaser Bank as of the Effective Time pursuant to this Section 1.8.
     Section 1.9 Reservation of Right to Change Structure. Notwithstanding anything to the contrary contained in this Agreement, before the Effective Time, Purchaser may at any time change the method of effecting the business combinations contemplated by this Agreement if and to the extent that it deems such a change to be desirable; provided, that (A) any such change shall not affect the United States federal income tax consequences of the Merger to holders of Company Common Stock and (B) no such change shall (i) alter or change the amount or kind of the consideration to be issued to holders of Company Capital Stock as Merger Consideration, (ii) materially impede or delay consummation of the business combination, or (iii) result in the Bank Merger taking place at any time other than simultaneously with the Merger. In the event Purchaser elects to make such a change, the parties agree to execute appropriate documents to reflect the change.
ARTICLE II
EFFECT ON THE CAPITAL STOCK OF
CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES
     Section 2.1 Conversion of Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Company or Purchaser or the holders of any shares of capital stock of Company or Purchaser:
          (a) Each share of common stock, par value $3.33 per share, of Purchaser (together with the rights issued pursuant to the Rights Agreement, dated as of February 21, 1997, as amended between Purchaser and Hancock Bank, as Rights Agent (“Purchaser Rights Agreement”), the “Purchaser Common Stock”) issued and outstanding immediately prior to the Effective Time shall remain outstanding after, and shall be unaffected by, the Merger.
          (b) Each share of common stock, no par value, of Company (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be canceled in accordance with Section 2.1(d)) shall thereupon be converted automatically into and shall thereafter represent the right to receive, subject to the other provisions of this Article II, 0.418 (the “Company Exchange Ratio”) shares of Purchaser Common Stock, subject to payment of cash in lieu of fractional shares of Purchaser Common Stock as provided in Section 2.3.
          (c) Each share of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, stated liquidation amount $1,000 per share, of Company (the “Company Series A Preferred Stock”) issued and outstanding immediately prior to the Effective Time (other than any shares of Company Series A Preferred Stock to be canceled in accordance with Section 2.1(d)) shall thereupon be converted automatically into and shall thereafter represent the right to receive, subject to the other provisions of this Article II, one share (the “Series A Preferred Consideration” and, together with the Exchange Ratio, the “Merger Consideration”) of preferred stock, par value $20.00 per share, of Purchaser (the “Purchaser Preferred Stock”) to be designated, prior to the Closing Date, as Fixed Rate Cumulative Perpetual Preferred Stock, Series A, stated liquidation amount $1,000 per share (the “Purchaser Series A Preferred Stock” and, together with the Purchaser Common Stock, the “Purchaser Capital Stock”), and otherwise having rights, preferences, privileges and voting powers such that the rights, preferences, privileges and voting powers of the Company Series A Preferred Stock are not adversely affected by such conversion and having rights, preferences, privileges and voting powers, and limitations and restrictions that, taken as a whole, are not materially less favorable than the rights, preferences, privileges and voting powers, and limitations and restrictions of the Company Series A Preferred Stock immediately prior to such conversion, taken as a whole; provided, that the voting powers of the Purchaser Series A Preferred Stock shall be substantially the same as the voting powers of the Company Series A Preferred Stock.
          (d) Each share of Company Common Stock or Company Series A Preferred Stock (together, the “Company Capital Stock”) owned or held by Company or Purchaser at the Effective Time (other than shares held in trust accounts or otherwise held in a bona fide fiduciary or agency capacity that are beneficially owned by third parties and shares held, directly or indirectly, by Company or Purchaser and acquired upon exercise of rights in respect of debt arrangements previously made in good faith and in effect prior to the date hereof) shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.
          (e) If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of Purchaser or Company, respectively, shall occur (or for which the relevant record date will occur) as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Company Exchange Ratio and the Series A Preferred Consideration shall be equitably and proportionately adjusted, if necessary and without duplication, to reflect such change; provided, that nothing in this Section 2.1(e) shall be construed to permit Company or Purchaser to take any action with respect to their respective securities that is prohibited by the terms of this Agreement.
     Section 2.2 Exchange and Payment for Company Capital Stock.
          (a) At or promptly after the Effective Time, Purchaser shall deposit (or cause to be deposited) with an exchange agent designated by Purchaser and reasonably acceptable to Company (the “Exchange Agent”) evidence of shares in book-entry form (or stock certificates (a “Certificate”) at Purchaser’s option) representing the aggregate number of shares of Purchaser Capital Stock into which shares of Company Capital Stock have been converted in accordance with Section 2.1. In addition, Purchaser shall deposit with the Exchange Agent, as necessary from time to time at or after the Effective Time, any dividends or other distributions payable pursuant to Section 2.4. All shares of Purchaser Capital Stock and dividends and distributions deposited with the Exchange Agent pursuant to this Section 2.2(a) shall hereinafter be referred to as the “Exchange Fund”. The Exchange Fund shall not be used for any purpose other than to fund payments due pursuant to Sections 2.1, 2.3 or 2.4, except as provided in this Agreement.

          (b) As soon as reasonably practicable after the Effective Time (and in any event within five Business Days thereafter), Surviving Corporation shall cause the Exchange Agent to mail or deliver to each holder of record of (i) an outstanding Certificate or outstanding Certificates that immediately prior to the Effective Time represented outstanding shares of Company Capital Stock (“Company Certificates”) or (ii) uncertificated shares of Company Capital Stock represented by book-entry (“Book-Entry Company Shares”) which, in each case, were converted into the right to receive the Merger Consideration with respect thereto pursuant to Section 2.1, (A) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates or Book-Entry Company Shares held by such Person shall pass, only upon proper delivery of the Company Certificates to the Exchange Agent or, in the case of Book-Entry Company Shares, upon adherence to the procedures set forth in the letter of transmittal, and shall contain such other provisions as Purchaser or the Exchange Agent may reasonably specify) and (B) instructions for use in effecting the surrender of Company Certificates or Book-Entry Company Shares in exchange for the Merger Consideration payable with respect thereto pursuant to Section 2.1. Upon surrender of a Company Certificate or Book-Entry Company Share to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as the Exchange Agent may reasonably require, the holder of such Company Certificate or Book-Entry Company Share shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Capital Stock formerly represented by such Company Certificate or Book-Entry Company Share (subject to deduction for any required withholding Tax), and such Company Certificate or Book-Entry Company Share shall forthwith be canceled. No interest shall be paid or shall accrue on any Merger Consideration payable upon surrender of any Company Certificate or Book-Entry Company Share. In the event that any Merger Consideration is to be paid to a Person other than the Person in whose name any Company Certificate is registered, it shall be a condition of payment that the Company Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, that the signatures on such Company Certificate or any related stock power shall be properly guaranteed and that the Person requesting such payment shall pay any transfer or other Taxes required by reason of such payment to a Person other than the registered holder of such Company Certificate or establish to the satisfaction of Purchaser and the Exchange Agent that such Taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 2.2, each Company Certificate or Book-Entry Company Share shall be deemed at any time after the Effective Time to represent only the right to receive, upon such surrender or transfer, the Merger Consideration payable in respect of shares of Company Capital Stock theretofore represented by such Company Certificate or Book-Entry Company Shares, as applicable, pursuant to Section 2.1, without any interest thereon.
          (c) All shares of Purchaser Capital Stock issued, including any cash paid in lieu of fractional shares, upon the surrender for exchange of Company Certificates or Book-Entry Company Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Capital Stock formerly represented by such Company Certificates or Book-Entry Company Shares. At the Effective Time, there shall be no further registration of transfers on the stock transfer books of Surviving Corporation of the shares of Company Capital Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Company Certificates are presented to

Surviving Corporation or the Exchange Agent for transfer or transfer is sought for Book-Entry Company Shares, such Company Certificates or Book-Entry Company Shares shall be canceled and exchanged as provided in this Article II. To the extent permitted by Law, the former Company shareholders shall be entitled to vote after the Effective Time at any meeting of Purchaser shareholders the number of whole shares of Purchaser Capital Stock into which their respective shares of Company Capital Stock are converted, regardless of whether such holders have exchanged their Company Certificates for certificates representing Purchaser Capital Stock in accordance with the provisions of this Section 2.2, but beginning 30 days after the Effective Time no such holder shall be entitled to vote on any matter until such holder surrenders such Company Certificate or Book-Entry Company Shares for exchange as provided in this Section 2.2.
          (d) The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Purchaser; provided, that no such investment or losses thereon shall affect the Merger Consideration or any cash in lieu of fractional shares payable to holders of Company Certificates or Book-Entry Company Shares entitled to receive such consideration, and Purchaser shall promptly provide additional funds to the Exchange Agent for the benefit of holders of Company Certificates and Book-Entry Company Shares in the amount of any such losses to the extent necessary for payment of the Merger Consideration. Any interest or other income resulting from such investments shall be paid to Purchaser or as directed by Purchaser.
          (e) Any portion of the Exchange Fund (and any interest or other income earned thereon) that remains unclaimed by the holders of Company Certificates or Book-Entry Company Shares for nine (9) months after the Effective Time shall, to the extent permitted by applicable Law, be paid to Purchaser or as directed by Purchaser, and any holders of Company Certificates or Book-Entry Company Shares who have not theretofore complied with this Article II shall thereafter look only to Purchaser (subject to abandoned property, escheat or other similar Laws) for payment of the Merger Consideration with respect to shares of Company Capital Stock formerly represented by such Company Certificate or Book-Entry Company Share, in each case without interest thereon.
          (f) None of Purchaser, Company, Surviving Corporation or the Exchange Agent or any other Person shall be liable to any Person in respect of shares of Purchaser Capital Stock, any dividends or distributions with respect thereto, or any cash in lieu of fractional shares, in each case properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
          (g) If any Company Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Purchaser, of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed and, if required by Purchaser or the Exchange Agent, the posting by such Person of a bond in such amount as Purchaser or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it, Purchaser or Surviving Corporation with respect to such Company Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Company Certificate the Merger Consideration payable in respect thereof pursuant to this Agreement.

          (h) Each of Purchaser and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of shares of Company Capital Stock or otherwise pursuant to this Agreement such amounts as Purchaser or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law. Any amounts that are so deducted and withheld shall be paid over to the appropriate taxing authority by Purchaser or the Exchange Agent and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Notwithstanding the foregoing, (i) each holder that is to receive a distribution pursuant to this Agreement will have the sole and exclusive responsibility for the satisfaction and payment of any such withholding Tax obligations imposed on Purchaser by any Governmental Entity on account of such distribution and (ii) no distribution will be made to or on behalf of such holder pursuant to this Agreement unless and until such holder has made arrangements satisfactory to the Purchaser and the Exchange Agent for the payment and satisfaction of such withholding Tax obligations.
     Section 2.3 Fractional Shares. Notwithstanding any other provision of this Article II, no fractional shares of Purchaser Common Stock will be issued pursuant to the Merger. Instead, Purchaser will pay or cause to be paid to the holder of any shares of Company Common Stock that would, pursuant to this Article II, otherwise be entitled to receive fractional shares of Purchaser Common Stock an amount in cash, rounded to the nearest cent and without interest, equal to the product of (x) the fraction of a share to which such holder would otherwise have been entitled (after taking into account all shares of Company Common Stock owned by such holder at the Effective Time to be converted into Purchaser Common Stock) and (y) the Measurement Price. As used in this Agreement, the term “Measurement Price” means the average of the daily high and low per share sales prices of Purchaser Common Stock on the Nasdaq Global Select Market, as reported in the New York City edition of The Wall Street Journal or, if not reported therein, in another authoritative source agreed between Purchaser and Company, for the last trading day immediately prior to the Closing Date.
     Section 2.4 Distributions With Respect to Unexchanged Shares. No dividends or other distributions with respect to shares of Purchaser Capital Stock issuable with respect to shares of Company Capital Stock with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Company Certificates or Book-Entry Company Shares until those Company Certificates or Book-Entry Company Shares are surrendered as provided in this Article II. Upon surrender, there shall be issued and/or paid to the holder of the shares of Purchaser Capital Stock issued in exchange therefor, without interest, (A) at the time of surrender, the dividends or other distributions payable with respect to those shares of Purchaser Capital Stock with a record date on or after the Effective Time and a payment date on or prior to the date of this surrender and not previously paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to those shares of Purchaser Capital Stock with a record date on or after the Effective Time but with a payment date subsequent to surrender.

     Section 2.5 Treatment of Company Warrants, Company Options and Other Equity-Based Awards of Company.
          (a) The warrant issued on December 19, 2008 to the United States Department of the Treasury in connection with the issuance of the Company Series A Preferred Stock (the “Company Warrant”) shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to represent a warrant to purchase Company Common Stock and will be converted automatically into a warrant to purchase Purchaser Common Stock (the “Purchaser Warrant”) in accordance with the terms of the Company Warrant, and Purchaser will assume such warrant subject to its terms
          (b) At the Effective Time, each option or similar right (each, a “Company Stock Option”) to purchase shares of Company Common Stock granted under any stock option, stock purchase or equity compensation plan, director compensation plan or other arrangement or agreement of Company (the “Company Equity Plans”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall cease to represent a right to acquire shares of Company Common Stock and shall be assumed by Purchaser and converted automatically into a fully vested and exercisable option to purchase a number of shares of Purchaser Common Stock equal to the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time, multiplied by the Exchange Ratio (rounded down to the nearest whole share), at a price per share of Purchaser Common Stock equal to the price per share under such Company Stock Option, divided by the Exchange Ratio (rounded up to the nearest whole cent) and on the same terms and conditions as were in effect immediately prior to the Effective Time under the terms of the Company Equity Plan pursuant to which such Company Stock Option was granted and the award agreement by which it is evidenced. Notwithstanding anything to the contrary in this Section 2.5, the number of shares of Purchaser Common Stock subject to any converted Company Stock Option, and the exercise price per share of any converted Company Stock Option, shall be determined in a manner (x) that will not result in such conversion being treated as a new grant of stock options or deferred compensation under Section 409A of the Code, (y) with respect to each Company Stock Option intended to qualify as an “incentive stock option” under Section 422 of the Code, that will not result in such conversion being treated as a modification, extension or renewal of such Company Stock Option within the meaning of Section 424(h) of the Code and (z) that most closely reflects the economics of the adjustment pursuant to this Section 2.5.
          (c) At the Effective Time, each restricted stock unit and each common stock equivalent unit granted under a Company Equity Plan, whether time-vesting, performance-based or in the nature of deferred compensation (each, a “Company Stock Unit”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall cease to represent a right to receive shares of Company Common Stock and shall be converted automatically into a fully vested right to receive, on the same terms and conditions as were in effect immediately prior to the Effective Time under the terms of the Company Equity Plan pursuant to which such Company Stock Unit was granted and the award agreement by which it is evidenced, a number of shares of Purchaser Common Stock equal to the number of shares of Company Common Stock underlying such Company Stock Unit immediately prior to the Effective Time, multiplied by the Exchange Ratio (rounded down to the nearest whole share).

          (d) Prior to the Effective Time, the Company Board (or, if appropriate, any committee administering the Company Equity Plans) shall adopt such resolutions or take such other actions as may be required to effect the transactions described in this Section 2.5. Before the Effective Time, Purchaser will take all corporate action necessary to reserve for issuance a sufficient number of shares of Purchaser Common Stock for delivery upon exercise of the Purchaser Warrant and any Company Stock Options and the conversion of any Company Stock Units assumed in accordance with this Section 2.5. At or prior to the Effective Time, Purchaser shall have filed with the SEC and caused to become effective a registration statement on Form S-3 or Form S-8, as the case may be (or any successor or other appropriate forms), with respect to Purchaser Common Stock issuable upon exercise or conversion of the Company Stock Options and Company Stock Units assumed in accordance with this Section 2.5, and to maintain the effectiveness of such registration statement for so long as any of such Company Stock Options and Company Stock Units remain outstanding.
          (e) Prior to the Effective Time, Company shall deliver all required notices (which notices shall have been approved by Purchaser, in its reasonable discretion) to each holder of Company Stock Options or Company Stock Units, setting forth each holder’s or participant’s rights pursuant to the applicable Company Equity Plan and stating that such Company Stock Options or Company Stock Units, as applicable, shall be treated in the manner set forth in this Section 2.5.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF COMPANY
     Except (i) as disclosed in the disclosure letter delivered by Company to Purchaser prior to the execution of this Agreement (the “Company Disclosure Letter”) (which sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III, or to one or more of Company’s covenants contained herein, provided, that disclosure in any section of the Company Disclosure Letter shall apply only to the indicated Section of this Agreement except to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is relevant to another Section of this Agreement, provided, further, that notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item in the Company Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would have a Company Material Adverse Effect) or (ii) as disclosed in any Company SEC Document publicly available prior to the date hereof and only as and to the extent disclosed therein, but excluding the exhibits and schedules thereto, disclosures in the “Risk Factors” or “Forward Looking Statements” sections thereof or any other disclosure included in such Company SEC Documents that is cautionary, predictive or forward-looking in nature (it being understood and agreed that any disclosure in the Company SEC Documents shall be deemed disclosed with respect to any Section of this Article III only to the extent that it is reasonably apparent from a reading of such disclosure that it is applicable to such Section), Company represents and warrants to Purchaser as follows:

     Section 3.1 Organization, Standing and Power.
          (a) Each of Company and its Subsidiaries (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties or assets makes such qualification or licensing necessary, except in the case of clause (iii) (with respect to subsidiaries of Company), where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had a Company Material Adverse Effect.
          (b) Company has previously made available to Purchaser true and complete copies of Company’s articles of incorporation (the “Company Charter”) and bylaws (the “Company Bylaws”) and the articles or certificate of incorporation and bylaws (or comparable organizational documents) of each of its Significant Subsidiaries, in each case as amended to the date of this Agreement, and each as so made available is in full force and effect. Neither the Company nor any of its Significant Subsidiaries is in violation of any provision of the Company Charter or Company Bylaws or such articles or certificate of incorporation and bylaws (or comparable organizational documents) of such Significant Subsidiary, as applicable.
     Section 3.2 Capital Stock.
          (a) The authorized capital stock of Company consists of 200,000,000 shares of Company Common Stock and 20,000,000 shares of preferred stock, no par value (the “Company Preferred Stock”), of which 300,000 shares of Company Preferred Stock were designated as Company Series A Preferred Stock. As of the close of business on December 17, 2010, (i) 96,642,069 shares of Company Common Stock (excluding treasury shares) were issued and outstanding, (ii) 500,000 shares of Company Common Stock were held by Company in its treasury, (iii) 300,000 shares of Company Series A Preferred Stock were issued and outstanding, (iv) no shares of Company Preferred Stock (other than Company Series A Preferred Stock) were issued and outstanding or held by Company in its treasury, (v) 2,631,579 shares of Company Common Stock were reserved for issuance pursuant to the Company Warrant, and (vi) 3,294,411 shares of Company Common Stock were reserved for issuance pursuant to Company Equity Plans (of which 1,877,230 shares were subject to outstanding Company Stock Options and 1,417,181 shares were subject to outstanding Company Stock Units). All the outstanding shares of capital stock of Company are, and all shares reserved for issuance as noted in clauses (v) and (vi) above will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive or similar rights. No shares of capital stock of Company are owned by any Subsidiary of Company. Neither Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the shareholders of Company or such Subsidiary on any matter. As of the date of this Agreement, except for this Agreement, as set forth above in this Section 3.2(a), the Company Stock Options and Company Stock Units set forth in Section 3.2(b) of the Company Disclosure Letter, and the shares of capital stock or other voting securities or equity interests of each Subsidiary that are owned, directly or indirectly, by Company, there are no outstanding (A) shares of capital stock or other voting securities or equity interests of Company, (B) securities of Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or equity interests of Company or any of its Subsidiaries, (C) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of Company or any of its Subsidiaries or other equity equivalent or equity-based award or right, (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from Company or any of its Subsidiaries, or obligations of Company or any of its Subsidiaries to issue, register, transfer, or sell any shares of capital stock of Company or any of its Subsidiaries, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of Company or any of its Subsidiaries or rights or interests described in clause (C) or (E) obligations of Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver, register, transfer or sell, or cause to be issued, granted, delivered, registered, transferred or sold, any such securities. Except for this Agreement, there are no shareholder agreements, voting trusts or other agreements or understandings to which Company or any of its Subsidiaries is a party or on file with Company with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other equity interest of Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has any trust capital securities or other similar securities outstanding.
          (b) Section 3.2(b) of the Company Disclosure Letter sets forth a true and complete list, as of December 17, 2010, of all holders of (i) outstanding Company Stock Options, indicating, with respect to each Company Stock Option then outstanding, the type of award granted, the number of shares of Company Common Stock subject to such Company Stock Option, the name of the plan under which such Company Stock Option was granted, the date of grant, exercise price, vesting schedule and expiration thereof, and (ii) outstanding Company Stock Units, indicating, with respect to each holder, the number of Company Stock Units held by such holder, the number of shares of Company Common Stock underlying such Company Stock Units, the name of the plan under which such Company Stock Units were granted, the date of grant, vesting schedule, expiration thereof, and identification of any such holders that are not current or former employees, directors or officers of Company (the “Company Equity Award Schedule”). Each Company Stock Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies. The exercise price of each Company Stock Option is no less than the fair market value of a share of Company Common Stock as determined on the date of grant of such Company Stock Option and within the meaning of Section 409A of the Code and associated Treasury Department guidance. Company has made available to Purchaser true and complete copies of all Company Equity Plans and the forms of all award agreements evidencing outstanding Company Stock Options or Company Stock Unit grants.
          (c) Except for this Agreement, neither the Company nor any of its Subsidiaries is a party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of it or its Subsidiaries.
     Section 3.3 Subsidiaries. Section 3.3 of the Company Disclosure Letter sets forth a true and complete list, as of the date hereof, of (a) each Subsidiary of Company, including its jurisdiction of incorporation or formation, and (b) each other Person that is not a Subsidiary but in which Company holds, directly or indirectly, a 5% or greater equity interest (each, a “Company Minority Interest Business”), and the percentage of Company’s equity interest in such Company Minority Interest Business relative to all outstanding equity interests (on a fully diluted basis). All the outstanding shares of capital stock or other voting securities or equity interests of each Subsidiary of Company have been duly authorized and validly issued, are fully paid and nonassessable and are not subject to any preemptive or similar rights. All of the shares of capital stock or other equity or voting interests of each Subsidiary and each Company Minority Interest Business that are owned, directly or indirectly, by Company or a Subsidiary thereof are free and clear of all pledges, claims, liens, charges, options, rights of first refusal, encumbrances and security interests of any kind or nature whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership) (collectively, “Liens”) other than restrictions on transfer under applicable securities Laws. Except for (x) the capital stock of, or other equity or voting interests in, its Subsidiaries and (y) its interests in the Company Minority Interest Businesses, Company does not own, directly or indirectly, any 5% or greater equity, membership interest, partnership interest, joint venture interest in any Person, or any interest convertible into, exercisable or exchangeable for, any of the foregoing. In the case of the Company, except for its ownership of Bank Subsidiary, it does not own, beneficially or of record, either directly or indirectly, any stock or equity interest in any depository institution (as defined in 12 U.S.C. Section 1813(c)(1)). Bank Subsidiary is a member in good standing of the Federal Home Loan Bank (“FHLB”) of Dallas.
     Section 3.4 Authority.
          (a) Company has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and, subject to obtaining the Company Shareholder Approval (as hereinafter defined), to consummate, and cause Bank Subsidiary to consummate, the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Company and the consummation by Company of the transactions contemplated hereby have been duly and validly approved by all necessary corporate action on the part of Company and no other corporate proceedings on the part of Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby, subject, in the case of the consummation of the Merger and assuming the accuracy, as of the record date for the determination of Company shareholders entitled to vote at the Company Shareholder Meeting, of Purchaser’s representation and warranty contained in the second sentence of Section 4.18, to the adoption and approval of this Agreement by the holders of at least a two-thirds of the shares of Company Common Stock present and entitled to vote at the Company Shareholder Meeting (the “Company Shareholder Approval”), and to the filing of the Certificates of Merger with the Mississippi Secretary of State as required by the BCA and with the Louisiana Secretary of State as required by the BCL. This Agreement has been duly executed and delivered by Company and, assuming the due authorization, execution and delivery by each other party hereto, constitutes a valid and binding obligation of Company, enforceable against Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent transfer or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

          (b) The Company Board, at a meeting duly called and held, duly adopted resolutions (i) determining that the terms of this Agreement, the Merger and the other transactions contemplated hereby are fair to and in the best interests of Company and its shareholders, (ii) approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) directing that this Agreement be submitted to the shareholders of Company at the Company Shareholder Meeting for adoption and approval and (iv) recommending that Company’s shareholders vote in favor of the adoption and approval of this Agreement and the transactions contemplated hereby, including the Merger (the “Company Recommendation”), which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 5.3.
          (c) Assuming the accuracy, as of the record date for the determination of Company shareholders entitled to vote at the Company Shareholder Meeting, of Purchaser’s representation and warranty contained in the second sentence of Section 4.18, the Company Shareholder Approval is the only vote of the holders of any class or series of Company’s capital stock or other securities required in connection with the consummation of the Merger.
          (d) In accordance with Section 12:131 of the BCL, no appraisal or dissenters’ rights will be available to holders of Company Common Stock in connection with the Merger.
     Section 3.5 No Conflict; Consents and Approvals.
          (a) The execution, delivery and performance of this Agreement by Company do not, and the consummation of the Merger and the other transactions contemplated hereby and compliance by Company with the provisions hereof do not, and will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or remedy or to the loss of a material benefit under, or result in the creation of any Lien (other than a Permitted Lien) in or upon any of the properties, assets or rights of Company or any of its Subsidiaries under, any provision of (i) the Company Charter or Company Bylaws, or the articles or certificate of incorporation or bylaws (or similar organizational documents) of any Subsidiary of Company, (ii) any Company Material Contract to which Company or any of its Subsidiaries is a party or by which Company or any of its Subsidiaries or any of their respective properties or assets may be bound as of the date hereof or (iii) subject to the governmental filings and other matters referred to in Section 3.5(b), any Law or any rule or regulation of any self-regulatory authority applicable to Company or any of its Subsidiaries or by which Company or any of its Subsidiaries or any of their respective properties or assets may be bound, except, in the case of clauses (ii) and (iii), as individually or in the aggregate would not have a Company Material Adverse Effect.
          (b) No consents, approvals, orders or authorizations of, or registrations, declarations or filings with or notices to, any Governmental Entities or any third party are required to be made or obtained by Company or any of its Subsidiaries in connection with the execution, delivery or performance by Company of this Agreement or to consummate the Merger or the other transactions contemplated hereby, except for (A) filings of applications and notices with, receipt of approvals or no objections from, and the expiration of related waiting periods required by, federal and state banking authorities, including applications and notices under the

BHC Act and the Bank Merger Act, (B) filings of applications and notices with, and receipt of approvals or non-objections from, the state securities authorities, applicable securities exchanges and self-regulatory organizations, (C) filing of (i) a registration statement on Form S-4 prepared in connection with the issuance of Purchaser Common Stock in the Merger and related transactions (as amended or supplemented from time to time, the “Registration Statement”) pursuant to the Securities Act and declaration by the SEC of the effectiveness of the Registration Statement under the Securities Act, (ii) a proxy statement relating to the approval of this Agreement by Company’s shareholders (such proxy statement, together with the proxy statement relating to the approval of this Agreement by Purchaser’s shareholders, in each case as amended or supplemented from time to time, the “Joint Proxy Statement”) pursuant to the Exchange Act, and (iii) such other filings and reports as required pursuant to the applicable requirements of the Securities Act or the Exchange Act, (D) the filing of the Certificates of Merger and the Bank Merger Certificates, (E) filings with Nasdaq of a notification of the listing on Nasdaq of the shares of Purchaser Common Stock to be issued in the Merger and related transactions, (F) filings of applications or notices with state insurance authorities or with the United States Department of Justice, and (G) such other filings with third parties who are not Governmental Entities the failure of which to be obtained or made, individually or in the aggregate, would not have a Company Material Adverse Effect. As of the date hereof, Company knows of no reason why all regulatory approvals from any Governmental Entities required for the consummation of the transactions contemplated by this Agreement and listed in items (A) through (F) of this Section 3.5(b) should not be obtained on a timely basis.
     Section 3.6 SEC Reports; Financial Statements.
          (a) Company and its Subsidiaries have filed or furnished on a timely basis with the SEC, all material forms, reports, schedules, statements and other documents required to be filed or furnished by them under the Securities Act, under the Exchange Act or under the securities regulations of the SEC, with the SEC since December 31, 2007 (all such filed or furnished documents, together with all exhibits and schedules thereto and all information incorporated therein by reference, the “Company SEC Documents”). As of their respective filing dates (and, in the case of registration statements and proxy statements, as of the dates of effectiveness and the dates of mailing, respectively), except to the extent that any Company SEC Document has been amended by a subsequently filed Company SEC Document prior to the date hereof, in which case, as of the date of such amendment, (i) the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Company’s Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.
          (b) The financial statements (including the related notes thereto) included (or incorporated by reference) in the Company SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be expressly indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Company and its Subsidiaries as of the dates thereof and their respective consolidated results of operations, changes in shareholders’ equity and changes in cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that were not, or are not expected to be, material in amount), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC.
          (c) Neither Company nor any of its Subsidiaries has, and since December 31, 2009, neither Company nor any of its Subsidiaries has incurred (except, in each case, as permitted by Section 5.1), any liabilities or obligations, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due, except (i) those liabilities fully accrued or reserved against in the unaudited consolidated balance sheet of Company and its Subsidiaries as of September 30, 2010 included in the Company SEC Documents, (ii) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since September 30, 2010, (iii) for liabilities and obligations that are not material to Company and its Subsidiaries, taken as a whole, and (iv) for any liabilities incurred with respect to the transactions contemplated by this Agreement.
          (d) As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC staff with respect to the Company SEC Documents.
          (e) The books and records of Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with applicable legal and accounting requirements and reflect only actual transactions. The records, systems, controls, data and information of Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Company or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described in the following sentence. Company and its Subsidiaries have implemented and maintain a system of internal accounting controls effective to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Company (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) effective to ensure that material information relating to Company, including its consolidated Subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of Company by others within those entities to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act with respect to the Company SEC Documents and (ii) has disclosed, based on its most recent evaluation prior to the date of this Agreement, to Company’s outside auditors and the audit committee of the Company Board (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that would be reasonably likely to adversely affect Company’s ability to accurately record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Company’s internal controls over financial reporting.

          (f) Company and each of its Subsidiaries have timely filed all reports, forms, schedules, registrations, statements and other documents, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2007 with any Governmental Entity (other than the SEC) and have paid all fees and assessments due and payable in connection therewith. There is no material unresolved violation or exception by any Governmental Entity with respect to any report, form, schedule, registration, statement or other document filed by, or relating to any examinations by any such Governmental Entity of, Company or any of its Subsidiaries.
          (g) Since December 31, 2007, (A) neither Company nor any of its Subsidiaries nor, to the knowledge of Company, any director, officer, employee, auditor, accountant or representative of it or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing Company or any of its Subsidiaries, whether or not employed by Company or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or to any of Company’s directors or officers.
     Section 3.7 Certain Information. None of the information supplied or to be supplied by Company or any of its Subsidiaries for inclusion or incorporation by reference in (a) the Registration Statement will, at the time it is filed with the SEC, at any time it is amended or supplemented and at the time it or any amendment or supplement thereto becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (b) the Joint Proxy Statement will, at the time it is first mailed to Company’s shareholders or Purchaser’s shareholders, at the time of any amendments or supplements thereto and at the time of the Company Shareholders Meeting or the Purchaser Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, that no representation or warranty is made by Company with respect to information supplied in writing by Purchaser or any of its Subsidiaries specifically for inclusion therein. The portions of the Joint Proxy Statement and the Registration Statement relating to Company and its Subsidiaries and other portions within the reasonable control of Company will comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act, respectively.
     Section 3.8 Absence of Certain Changes or Events.
          (a) Since September 30, 2010, (i) Company and its Subsidiaries have conducted their businesses only in the ordinary course consistent with past practice and (ii) none of them has taken any action that would have been prohibited by Section 5.1(a), 5.1(f), 5.1(g), 5.1(h), 5.1(k), or 5.1(l) if taken after the date hereof.

          (b) Since December 31, 2009, there has not been any change, event or development or prospective change, event or development that, individually or taken together with all other facts, circumstances and events (described in any Section of this Article III or otherwise), has had or would reasonably be expected to have a Company Material Adverse Effect.
     Section 3.9 Litigation. There is no action, suit, charge, claim, arbitration, investigation, inquiry, grievance or other proceeding (each, an “Action”), whether judicial, arbitral, administrative or other, pending or, to the knowledge of Company, threatened against or affecting Company or any of its Subsidiaries, any of their respective properties or assets, or any present or former officer, director or employee of Company or any of its Subsidiaries in such individual’s capacity as such, other than Actions that, individually or in the aggregate, have not had a Company Material Adverse Effect. Neither Company nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity that, individually or in the aggregate, has had a Company Material Adverse Effect.
     Section 3.10 Compliance with Laws.
          (a) Company and each of its Subsidiaries are and, at all times since December 31, 2007, have been, in compliance with all Laws applicable to their businesses, operations, properties or assets, including the Sarbanes-Oxley Act of 2002, Sections 23A and 23B of the Federal Reserve Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001, the Bank Secrecy Act and all other applicable fair lending laws and other laws relating to discriminatory business practices, except where any non-compliance, individually or the aggregate, has not had a Company Material Adverse Effect. Company and each of its Subsidiaries have in effect, and at all relevant times since December 31, 2007 held, all material permits, licenses, variances, exemptions, authorizations, operating certificates, franchises, orders and approvals of all Governmental Entities (collectively, “Permits”) necessary for them to own, lease or operate their properties and assets and to carry on their businesses and operations as now conducted, and to Company’s knowledge no suspension or cancellation of any such Permits is threatened and there has occurred no violation of, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Permit. Company is duly registered with the Federal Reserve as a bank holding company under the BHC Act. The deposit accounts of Bank Subsidiary are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by Law, and all premiums and assessments required to be paid in connection therewith have been paid when due. No proceedings for the revocation or termination of such deposit insurance are pending or, to the knowledge of Company, threatened.
          (b) Since December 31, 2007, neither Company nor any of its Subsidiaries has received any written notification or communication from any Governmental Entity (A) asserting that Company or any of its Subsidiaries is in default under any applicable Laws or Permits, (B) threatening to revoke any Permits, (C) requiring Company or any of its Subsidiaries to enter into or consent to the issuance of a cease and desist order, formal or written agreement, directive, commitment, memorandum of understanding, board resolution, extraordinary supervisory letter or other formal or informal enforcement action of any kind that imposes any material restrictions on the conduct of Company’s business or that relates to its capital adequacy, its credit or risk management policies, its dividend policy, its management, its business or its operations (any of the foregoing, a “Company Regulatory Agreement”), or (D) threatening or contemplating revocation or limitation of, or which would have the effect of revoking or limiting, FDIC insurance coverage, and, to the knowledge of Company, neither Company nor any of its Subsidiaries has been advised by any Governmental Entity that such Governmental Entity is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such judgment, order, injunction, rule, agreement, memorandum of understanding, commitment letter, supervisory letter, decree or similar submission. Neither Company nor any of its Subsidiaries is party to or subject to any Company Regulatory Agreement.
          (c) Neither Company nor any of its Subsidiaries (nor, to the knowledge of Company, any of their respective directors, executives, representatives, agents or employees) (i) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (iii) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, (iv) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (v) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.
          (d) Company and Subsidiaries have at all times complied in all material respects with any posted or internal privacy policies relating to data protection or privacy, including the protection of personal information.
     Section 3.11 Benefit Plans.
          (a) All “employee benefit plans” (within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all stock purchase, stock option, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation, employee loan, and all other employee benefit plans, agreements, programs, policies or other arrangements, and whether or not subject to ERISA, under which any employee, former employee, director, officer, independent contractor or consultant of Company or its Subsidiaries has any present or future right to benefits or under which Company or its Subsidiaries has any present or future liability are referred to herein as the “Company Plans.” Each material Company Plan is identified on Section 3.11(a) of the Company Disclosure Letter.
          (b) With respect to each material Company Plan, Company has furnished or made available to Purchaser a current, accurate and complete copy thereof and, to the extent applicable: (i) any related trust agreement or other funding instrument, (ii) the most recent determination or opinion letter of the IRS, if applicable, (iii) the most recent summary plan description, and (iv) for the most recent year (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports.
          (c) With respect to each Company Plan, except to the extent that the inaccuracy of any of the representations set forth in this Section 3.11, individually or in the aggregate, have not had a Company Material Adverse Effect:
               (i) each Company Plan has been established and administered in accordance with its terms and in compliance with the applicable provisions of ERISA and the Code and other applicable Law, and all contributions required to be made under the terms of any Company Plan have been timely made;
               (ii) each Company Plan intended to be qualified under Section 401(a) of the Code (A) has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified and, to the knowledge of Company, nothing has occurred since the date of such letter that would reasonably be expected to cause the loss of such qualified status of such Company Plan or (B) is a volume submitter or prototype plan whose sponsor obtained a favorable opinion letter and on which letter Company is permitted to rely;
               (iii) there is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the PBGC, the IRS or any other Governmental Entity or by any plan participant or beneficiary pending or, to the knowledge of Company, threatened relating to Company Plans, any fiduciaries thereof with respect to their duties to Company Plans or the assets of any of the trusts under any Company Plans (other than routine claims for benefits) nor, to the knowledge of Company, are there facts or circumstances that exist that could reasonably give rise to any such Actions, and no written or oral communication has been received from the PBGC in respect of any Company Plan subject to Title IV of ERISA concerning the funded status of any such plan or any transfer of assets and liabilities from any such plan in connection with the transactions contemplated herein; and
               (iv) to the knowledge of Company, no “reportable event” (as such term is defined in Section 4043 of ERISA) that could reasonably be expected to result in liability; no nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code); and no “accumulated funding deficiency” (as defined in Section 302 of ERISA and Section 412 of the Code) or failure to timely satisfy any “minimum funding standard” (within the meaning of Section 302 of ERISA or Sections 412 or 430 of the Code), in each case whether or not waived, has occurred with respect to any Company Plan.
          (d) (i) Each Company Plan pursuant to which the Company or any of its Subsidiaries could incur any current or projected liability in respect of post-employment or post-retirement health, medical, or life insurance benefits for current, former, or retired employees of the Company or any of its Subsidiaries (except as required to avoid an excise tax under Section 4980B of the Code or otherwise except as may be required by applicable Law) (“Retiree Medical Benefits”) is identified in Section 3.11(e) of the Company Disclosure Letter, and (ii) the provisions of each Company Plan so identified which provide Retiree Medical Benefits may be terminated at any time by the Company or its Subsidiaries without liability to the Company or its Subsidiaries.

          (e) Neither Company nor any of its Subsidiaries is a party to any Contract that will, directly or in combination with other events, result, separately or in the aggregate, in the payment, acceleration or enhancement of any benefit as a result of the transactions contemplated by this Agreement, and neither the execution of this Agreement, Company shareholder approval of this Agreement nor the consummation of the transactions contemplated hereby will (A) result in severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement, (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation to, any of the Company Plans, (C) limit or restrict the right of the Company to merge, amend, or terminate any of the Company Plans, or (D) result in the payment of payments which would not be deductible under Section 280G of the Code.
     Section 3.12 Labor Matters.
          (a) There are no collective bargaining agreements or other labor union contracts, agreements or understandings applicable to any employees of Company or any of its Subsidiaries. There is no labor dispute, strike, work stoppage or lockout, or, to the knowledge of Company, threat thereof, by or with respect to any employees of Company or any of its Subsidiaries, and there has been no labor dispute, strike, work stoppage or lockout in the previous three years. To the knowledge of Company, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of Company or any of its Subsidiaries. Neither Company nor any of its Subsidiaries has engaged or is engaging in any unfair labor practice. Company and its Subsidiaries are in substantial compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, except where the failure to comply therewith, individually or in the aggregate, has not had a Company Material Adverse Effect. No proceeding asserting that Company or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act of 1935) or seeking to compel Company or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment is pending or, to the knowledge of Company, threatened with respect to Company or any of its Subsidiaries before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other Governmental Entity.
          (b) Neither Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices. None of Company, any of its Subsidiaries or any of its or their executive officers has received within the past three years any written notice of intent by any Governmental Entity responsible for the enforcement of labor or employment laws to conduct an investigation relating to Company or any of its Subsidiaries and, to the knowledge of Company, no such investigation is in progress.
     Section 3.13 Environmental Matters.
          (a) Except as, individually or in the aggregate, has not had a Company Material Adverse Effect: (i) neither Company’s conduct nor its operation or the conduct or operation of its Subsidiaries nor any condition of any property presently or previously owned, leased or operated by any of them (including in a fiduciary or agency capacity), violates or has violated Environmental Laws; (ii) there has been no release of any Hazardous Substance by Company or any of its Subsidiaries in any manner that has given or would reasonably be expected to give rise to any remedial obligation, corrective action requirement or liability under applicable Environmental Laws; (iii) since December 31, 2007, neither Company nor any of its Subsidiaries has received any written claims, notices, demand letters or requests for information (except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement) from any Governmental Entity or any other Person asserting that Company or any of its Subsidiaries or the operation or condition of any property ever owned, leased, operated or held as collateral or in a fiduciary capacity by any of them are or were in violation of or otherwise are alleged to have liability under any Environmental Law, including responsibility (or potential responsibility) for the cleanup or other remediation of any pollutants, contaminants or hazardous or toxic wastes, substances or materials at, on, beneath or originating from any such property; (iv) no Hazardous Substance has been disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, from any current or former properties or facilities while owned or operated by Company or any of its Subsidiaries or as a result of any operations or activities of Company or any of its Subsidiaries at any location, and no other condition has existed or event has occurred with respect to Company or any of its Subsidiaries or any such properties or facilities that, with notice or the passage of time, or both, would be reasonably likely to result in liability under Environmental Laws, and, to the knowledge of Company, Hazardous Substances are not otherwise present at or about any such properties or facilities in amount or condition that has resulted in or would reasonably be expected to result in liability to Company or any of its Subsidiaries under any Environmental Law; and (v) neither Company, its Subsidiaries nor any of their respective properties or facilities are subject to, or are, to Company’s knowledge, threatened to become subject to, any liabilities relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law or any agreement relating to environmental liabilities.
          (b) As used herein, “Environmental Law” means any Law relating to (i) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances, including the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Clean Water Act, the Clean Air Act and the Occupational Safety and Health Act; regulations promulgated thereunder, and state counterparts to the foregoing.
          (c) As used herein, “Hazardous Substance”means any substance listed, defined, designated, classified or regulated as a waste, pollutant or contaminant or as hazardous, toxic, radioactive or dangerous or any other term of similar import under any Environmental Law, including petroleum.

     Section 3.14 Taxes.
          (a) All income and other material Tax Returns required to have been filed by or with respect to Company or its Subsidiaries have been timely filed (taking into account any extension of time to file granted or obtained), and such Tax Returns are accurate and complete in all material respects. All Taxes shown to be payable on such Tax Returns have been paid or will be timely paid and all other material Taxes required to be paid by Company or its Subsidiaries have been paid or will be timely paid. No deficiency for any material amount of Tax has been asserted or assessed by a Governmental Entity in writing against Company or any of its Subsidiaries that has not been satisfied by payment, settled or withdrawn. There are no Liens for Taxes on the assets of Company or any of its Subsidiaries (except for statutory Liens for Taxes not yet due and payable). There are no outstanding waivers or agreements extending the period for assessment of Taxes for any period with respect to any Tax to which Company or any of its Subsidiaries may be subject. All Taxes not yet due and payable by Company or its Subsidiaries (or any other corporation merged into or consolidated with Company or any of its Subsidiaries) have been, in all material respects, properly accrued on the most recent Company SEC Documents in accordance with GAAP. None of Company or its Subsidiaries is a party to or bound by or has any obligation under any Tax allocation sharing or similar agreement or arrangement (other than an agreement or arrangement solely among members of a group the common parent of which is Company or any of its Subsidiaries).
          (b) Company and its Subsidiaries have complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 3121 and 3402 of the Code and similar provisions under any other domestic or foreign tax Laws) and have, within the time and the manner prescribed by Law, withheld from and paid over to the proper Governmental Entities all amounts required to be so withheld and paid over under applicable Laws. Company and each of its Subsidiaries have complied in all material respects with all information reporting requirements imposed by the Code (and similar provisions under any other domestic or foreign tax Laws).
          (c) As of the date of this Agreement, there are no audits, claims or controversies now pending, or to the knowledge of Company, threatened in writing against or with respect to Company or any of its Subsidiaries with respect to any material Tax or failure to file any Tax Return.
          (d) Neither Company nor any of its Affiliates has taken or agreed to take any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a). Company is not aware of any agreement, plan, or other circumstance or reason that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.
          (e) Neither Company nor any of its Subsidiaries is a party to any Contract that will, directly or in combination with other events, result, separately or in the aggregate, in the payment, acceleration or enhancement of any benefit as a result of the transactions contemplated by this Agreement, and neither the execution of this Agreement, Company shareholder approval of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in payments under any Company Plan which would not reasonably be expected to be deductible under Section 162(m) of the Code, (ii) give rise to an additional Tax under Section 409A of the Code, or (iii) result in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code.
          (f) Neither Company nor any of its Subsidiaries has been a party to any distribution occurring in the last five years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied.
          (g) Neither Company nor any of its Affiliates has elected or is required to defer payment of amounts from a foreign entity which will be subject to the provisions of Section 457A.
          (h) Neither Company nor any of its Subsidiaries has participated in or has any liability or obligation with respect to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4 or is a material advisor as defined in Section 6111 of the Code.
          (i) Neither Company nor any of its Subsidiaries (A) is or has, since January 1, 2007, been a member of an affiliated group (other than a group the common parent of which is Company) filing a consolidated, joint, combined or unitary Tax Return or (B) has any liability for Taxes of any person (other than Company and any of its Subsidiaries) arising from the application of Treasury Regulations Section 1.1502-6 or any analogous provision of state, local or foreign law, or as a transferee or successor, by contract, or otherwise.
     Section 3.15 Contracts.
          (a) Section 3.15 of the Company Disclosure Letter lists each of the following types of Contracts to which Company or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound as of the date hereof:
               (i) any Contract that would be required to be filed by Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by Company on a Current Report on Form 8-K;
               (ii) any Contract that contains any noncompetition or exclusive dealing agreements or other agreement or obligation that purports to materially limit or restrict in any respect the ability of Company or any of its Subsidiaries (or, following the consummation of the transactions contemplated by this Agreement, would limit the ability of Purchaser or any of their Subsidiaries, including Surviving Corporation) to compete in any line of business that is material to Company or Purchaser or with any Person or in any geographic area (other than as may be required by Law or any Governmental Entity) or which grants any right of first refusal, right of first offer or similar right;
               (iii) any Contract for, with respect to, or that contemplates, a possible merger, consolidation, reorganization, recapitalization or other business combination, or asset sale or sale of equity securities not in the ordinary course of business consistent with past practice, with respect to it or any of its Subsidiaries or any Contract which relates to a merger, consolidation, reorganization, recapitalization or other business combination, or asset sale or sale of equity securities and which contains representations, covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations) that are still in effect;
               (iv) any Contract relating to the borrowing of money by it or any its Subsidiaries or the guarantee by it or any of its Subsidiaries of any such obligation of a third party (other than deposit liabilities and FHLB borrowings, Contracts pertaining to fully-secured repurchase agreements and Contracts relating to endorsements for payment, guarantees and letters of credit made in the ordinary course of business consistent with past practice), including any sale and leaseback transactions, capitalized leases and other similar financing transactions;
               (v) any Contract that involves expenditures or receipts of it or any of its Subsidiaries in excess of $1,000,000 per year (other than pursuant to Loans (as defined in Section 3.25) originated or purchased by Company and its Subsidiaries in the ordinary course of business consistent with past practice);
               (vi) any Contract (other than a Company Plan) with respect to the employment or compensation of any officers or directors;
               (vii) any Contract containing a “most favored nation” clause or other similar term providing preferential pricing or treatment to a party (other than Company or its Subsidiaries) that is material to the Company or its Subsidiaries; and
               (viii) any Contract relating to a joint venture, partnership, limited liability company agreement or other similar agreement or arrangement, or relating to the formation, creation or operation, management or control of any partnership or joint venture, in each case, with any third parties, or any Contract which limits payments of dividends.
Each Contract of the type described in clauses (i) through (ix) is referred to herein as a “Company Material Contract.”
          (b) (i) Each Company Material Contract is valid and binding on Company and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and to the knowledge of Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, except to the extent that validity and enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity or by principles of public policy and except where the failure to be valid, binding, enforceable and in full force and effect, individually or in the aggregate, has not had a Company Material Adverse Effect; and (ii) there is no default under any Company Material Contract by Company or any of its Subsidiaries or, to the knowledge of Company, any other party thereto, and no event or condition has occurred that constitutes, or, after notice or lapse of time or both, would constitute, a default on the part of Company or any of its Subsidiaries or, to the knowledge of Company, any other party thereto under any such Company Material Contract, nor has Company or any of its Subsidiaries received any written notice of any such default, event or condition, or of any termination or non-renewal of any Company Material Contract, except where any such default, event or condition, or any such termination or non-renewal, individually or in the aggregate, has not had a Company Material Adverse Effect. Company has made available to Purchaser true and complete copies of all Company Material Contracts, including any amendments thereto.
     Section 3.16 Insurance. Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as its management reasonably has determined to be prudent in accordance with industry practices. All the insurance policies, binders or bonds maintained by Company or its Subsidiaries are in full force and effect, Company and its Subsidiaries are not in default thereunder and all premiums and other payments due under any such policy have been paid. No written notice of cancellation or termination has been received with respect to any such policy.
     Section 3.17 Real and Personal Property.
          (a) Company and its Subsidiaries have good, valid and marketable title to all material real property owned by them free and clear of all Liens, except Permitted Liens and other standard exceptions commonly found in title policies in the jurisdiction where such real property is located, and such encumbrances and imperfections of title, if any, as do not materially detract from the value of the properties and do not materially interfere with the present or proposed use of such properties or otherwise materially impair such operations.
          (b) Company and its Subsidiaries have good, valid and marketable title to, or in the case of leased property and leased tangible assets, a valid leasehold interest in, all material tangible personal property owned by them, free and clear of all Liens (other than Permitted Liens).
          (c) Each of Company and its Subsidiaries has complied with the terms of all leases to which it is a party, and all such leases are valid and binding in accordance with their respective terms and in full force and effect, and there is not under any such lease any material existing default by Company or such Subsidiary or, to the knowledge of Company, any other party thereto, or any event which with notice or lapse of time or both would constitute such a default, except for any such noncompliance, default or failure to be in full force and effect that, individually or in the aggregate, has not had a Company Material Adverse Effect.
This Section 3.17 does not relate to Intellectual Property, which is the subject of Section 3.18.
     Section 3.18 Intellectual Property.
          (a) Section 3.18(a) of the Company Disclosure Letter sets forth, as of the date hereof, a true and complete list of all Marks, Patents and registered Copyrights, including any pending applications to register any of the foregoing, owned (in whole or in part) by Company or any of its Subsidiaries (collectively, “Company Registered IP”). Except as, individually or in the aggregate, has not had a Company Material Adverse Effect, (i) all Company Registered IP (other than patent applications or applications to register trademarks) is, to the knowledge of Company, valid and enforceable and (ii) no Company Registered IP is involved in any interference, reissue, reexamination, opposition, cancellation or similar proceeding and, to the knowledge of Company, no such action is or has been threatened with respect to any of Company Registered IP.

          (b) Except as, individually or in the aggregate, has not had a Company Material Adverse Effect, Company or its Subsidiaries own exclusively (such exclusive right excluding any licenses granted by Company or its Subsidiaries), free and clear of any and all Liens (other than Permitted Liens), all Company Registered IP and all other Intellectual Property that is material to the businesses of Company or any of its Subsidiaries other than Intellectual Property owned by a third party that is licensed to Company or a Subsidiary thereof pursuant to an existing license agreement and used by Company or such Subsidiary within the scope of such license.
          (c) Each of Company and its Subsidiaries has taken all reasonable steps to protect and maintain its rights in its Intellectual Property and maintain the confidentiality of all information of Company or its Subsidiaries that derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure or use, including safeguarding any such information that is accessible through computer systems or networks.
          (d) To the knowledge of Company, none of the activities or operations of Company or any of its Subsidiaries (including the use of any Intellectual Property in connection therewith) have infringed upon, misappropriated or diluted in any material respect any Intellectual Property of any third party and neither Company nor any of its Subsidiaries has received any notice or claim asserting or suggesting that any such infringement, misappropriation, or dilution is or may be occurring or has or may have occurred, except where any such infringement, misappropriation or dilution, individually or in the aggregate, has not had a Company Material Adverse Effect. To Company’s knowledge, no third party is misappropriating, infringing, or diluting in any material respect any Intellectual Property owned by or exclusively licensed to Company or any of its Subsidiaries that is material to any of the businesses of Company or any of its Subsidiaries. To Company’s knowledge, no Intellectual Property owned by or exclusively licensed to Company or any of its Subsidiaries that is material to any of the businesses of Company or any of its Subsidiaries is subject to any outstanding order, judgment, decree or stipulation restricting or limiting in any material respect the use or licensing thereof by Company or any of its Subsidiaries.
          (e) To the knowledge of Company, its IT Assets operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by Company in connection with its business, and no IT Assets that are material to the business of Company or any of its Subsidiaries or to any of their operations, have materially malfunctioned or materially failed within the last three years. Company and its Subsidiaries take all reasonable actions to protect and maintain the confidentiality and security of their IT Assets (and all information stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption. Company and its Subsidiaries have implemented commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures with respect to the IT Assets, in each case, that is consistent with customary industry practice.
     Section 3.19 State Takeover Statutes and Takeover Provisions. Assuming the accuracy of Purchaser’s representation and warranty contained in the second sentence of Section 4.18, Company has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any “moratorium,” “fair price,” “affiliate transaction,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law, including Sections 12:132 through 12:140.2 of the BCL (collectively, “Takeover Laws”), and the provisions of Article XVI of the Company Charter. Neither Company nor any of its Subsidiaries is an “interested shareholder” (within the meaning of Section 12:132(9) of the BCL) of Purchaser or the beneficial owner (directly or indirectly) of more than ten percent (10%) of the outstanding capital stock of Purchaser entitled to vote in the election of Purchaser’s directors.
     Section 3.20 Brokers. No broker, investment banker, financial advisor or other Person, other than J.P. Morgan Securities LLC, the fees and expenses of which will be paid by Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Company or any of its Affiliates. True, correct and complete copies of all agreements with J.P. Morgan Securities LLC relating to any such fees or commissions have been furnished to Purchaser prior to the date hereof.
     Section 3.21 Opinion of Financial Advisor. Company has received the opinion of J.P. Morgan Securities, Inc., dated the date of this Agreement, to the effect that, as of such date, the Merger Consideration to be paid to the holders of the Company Common Stock in the Merger is fair, from a financial point of view, to such holders. Such opinion has not been amended or rescinded as of the date of this Agreement. As promptly as practicable following the execution of this Agreement, Company shall deliver to Purchaser a signed true and complete copy of such opinion (solely for informational purposes).
     Section 3.22 Transactions with Affiliates. There are no agreements, contracts, plans, arrangements or other transactions between Company or any of its Subsidiaries, on the one hand, and any (1) officer or director of Company or any of its Subsidiaries, (2) record or beneficial owner of five percent (5%) or more of the voting securities of Company, (3) affiliate or family member of any such officer, director or record or beneficial owner or (4) any other affiliate of Company, on the other hand, except those of a type available to non-affiliates of Company generally.
     Section 3.23 Derivative Instruments and Transactions.
          (a) All Derivative Transactions, whether entered into for Company’s own account or for the account of one or more of its Subsidiaries or their customers, if any, were entered into (A) in the ordinary course of business consistent with past practice and in accordance with prudent business practices and all applicable Laws and (B) with counterparties believed to be financially responsible at the time. Each Derivative Transaction constitutes the valid and legally binding obligation of the Company or one of its Subsidiaries, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect. Neither Company nor its Subsidiaries, nor to Company’s knowledge, any other party thereto, is in breach of any of its obligations under any such agreement or arrangement, except for breaches that have not had a Company Material Adverse Effect.
          (b) For purposes of this Agreement, the term “Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.
     Section 3.24 Trust Business. Each of Company and its Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the applicable governing documents and applicable laws and regulations, except for instances of noncompliance that have not had a Company Material Adverse Effect.
     Section 3.25 Loan Matters.
          (a) (A) There are no loans and other extensions of credit (including commitments to extend credit) (“Loans”) to any directors, executive officers and principal shareholders (as such terms are defined in the Federal Reserve’s Regulation O (12 C.F.R. Part 215)) of Company or any of its Subsidiaries on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate which was below market at the time the Loan was originated and (B) there are no such Loans that were not originated in compliance in all material respects with all applicable Laws.
          (b) Each outstanding Loan (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, Company’s written underwriting standards (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable requirements of Laws.
          (c) None of the agreements pursuant to which Company or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.
          (d) Each outstanding Loan (A) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (B) to the extent secured, has been secured by valid Liens which have been perfected and (C) to the knowledge of Company, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles, except, in each case under clauses (B) and (C), as have not had, individually or in the aggregate, a Company Material Adverse Effect. The notes or other credit or security documents with respect to each such outstanding Loan were in compliance in all material respects with all applicable Laws at the time of origination or purchase by Company or its Subsidiaries and are complete and correct in all material respects.
     Section 3.26 Community Reinvestment Act Compliance. Each of Company’s Subsidiaries that is an insured depositary institution is in compliance in all material respects with the applicable provisions of the Community Reinvestment Act of 1977 and the regulations promulgated thereunder and has received a Community Reinvestment Act rating of “satisfactory” in its most recently completed exam, and Company has no knowledge of the existence of any fact or circumstance or set of facts or circumstances which could reasonably be expected to result in any such Subsidiary having its current rating lowered.
     Section 3.27 No Additional Representations.
          (a) Except for the representations and warranties made by Company in this Article III, neither Company nor any other Person makes any express or implied representation or warranty with respect to Company or its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Company nor any other Person makes or has made any representation or warranty to Purchaser or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Company, any of its Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by Company in this Article III, any oral or written information presented to Purchaser or any of its Affiliates or Representatives in the course of their due diligence investigation of Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.
          (b) Notwithstanding anything contained in this Agreement to the contrary, Company acknowledges and agrees that neither Purchaser nor any other Person has made or is making any representations or warranties relating to Purchaser whatsoever, express or implied, beyond those expressly given by Purchaser in Article IV hereof, including any implied representation or warranty as to the accuracy or completeness of any information regarding Purchaser furnished or made available to Company or any of its Representatives. Without limiting the generality of the foregoing, Company acknowledges that, no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Company or any of its Representatives.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER
     Except (i) as disclosed in the disclosure letter delivered by Purchaser to Company prior to the execution of this Agreement (the “Purchaser Disclosure Letter”) (which sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV, or to one or more of Purchaser’s covenants contained herein, provided, that disclosure in any section of the Purchaser Disclosure Letter shall apply only to the indicated Section of this Agreement except to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is relevant to another Section of this Agreement, provided, further, that notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item in the Purchaser Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would have a Purchaser Material Adverse Effect) or (ii) as disclosed in any Purchaser SEC Document publicly available prior to the date hereof and only as and to the extent disclosed therein, but excluding the exhibits and schedules thereto, disclosures in the “Risk Factors” or “Forward Looking Statements” sections thereof or any other disclosure included in such Purchaser SEC Documents that is cautionary, predictive or forward-looking in nature (it being understood and agreed that any disclosure in the Purchaser SEC Documents shall be deemed disclosed with respect to any Section of this Article IV only to the extent that it is reasonably apparent from a reading of such disclosure that it is applicable to such Section), Purchaser represents and warrants to Company as follows:
     Section 4.1 Organization, Standing and Power.
          (a) Each of Purchaser and its Subsidiaries (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties or assets makes such qualification or licensing necessary, except in the case of clause (iii) (with respect to Subsidiaries of Purchaser), where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had a Purchaser Material Adverse Effect.
          (b) Purchaser has previously made available to Company true and complete copies of Purchaser’s articles of incorporation (the “Purchaser Charter”) and bylaws (the “Purchaser Bylaws”) and the articles of incorporation and bylaws of Purchaser Bank, in each case as amended to the date of this Agreement, and each as so made available is in full force and effect. Neither Purchaser nor any of its Significant Subsidiaries is in violation of any provision of the Purchaser Charter or Purchaser Bylaws or such articles or certificate of incorporation and bylaws (or comparable organizational documents) of such Significant Subsidiary, as applicable.
     Section 4.2 Capital Stock. The authorized capital stock of Purchaser consists of 350,000,000 shares of Purchaser Common Stock and 50,000,000 shares of Purchaser Preferred Stock, of which 300,000 shares of Purchaser Preferred Stock shall, as of the Effective Time, be designated as Fixed Rate Cumulative Perpetual Preferred Stock, Series A. As of the close of business on December 3, 2010, (i) 39,414,661 shares of Purchaser Common Stock (excluding treasury shares) were issued and outstanding, (ii) 2,521,960 shares of Purchaser Common Stock were held by Purchaser in its treasury, (iii) no shares of Purchaser Preferred Stock were issued and outstanding or held by Purchaser in its treasury, and (iv) 5,316,313 shares of Purchaser Common Stock were reserved for issuance pursuant to Purchaser Equity Plans (of which 678,897 shares were subject to outstanding Purchaser Stock Options and 358,020 shares were subject to outstanding Purchaser Stock Units). All the outstanding shares of capital stock of Purchaser are, and all shares reserved for issuance as noted in clause (iv) above will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive or similar rights. No shares of capital stock of Purchaser are owned by any Subsidiary of Purchaser. All the outstanding shares of capital stock or other voting securities or equity interests of each Subsidiary of Purchaser have been duly authorized and validly issued, are fully paid and nonassessable and are not subject to any preemptive or similar rights. All of the shares of capital stock or other voting securities or equity interests of each such Subsidiary are owned, directly or indirectly, by Purchaser, free and clear of all Liens other than restrictions on transfer under applicable securities Laws. Neither Purchaser nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the shareholders of Purchaser or such Subsidiary on any matter. As of the date of this Agreement, except for this Agreement, as set forth above in this Section 4.2(a), the Purchaser Stock Options and Purchaser Stock Units, the Purchaser Rights Agreement and the shares of capital stock or other voting securities or equity interests of each Subsidiary that are owned, directly or indirectly, by Purchaser, there are no outstanding (A) shares of capital stock or other voting securities or equity interests of Purchaser, (B) securities of Purchaser or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or equity interests of Purchaser or any of its Subsidiaries, (C) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of Purchaser or any of its Subsidiaries or other equity equivalent or equity-based award or right, (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from Purchaser or any of its Subsidiaries, or obligations of Purchaser or any of its Subsidiaries to issue, register, transfer, or sell any shares of capital stock of Purchaser or any of its Subsidiaries, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of Purchaser or any of its Subsidiaries or rights or interests described in clause (C) or (E) obligations of Purchaser or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver, register, transfer or sell, or cause to be issued, granted, delivered, registered, transferred or sold, any such securities. As of the date of this Agreement, except for this Agreement, there are no shareholder agreements, voting trusts or other agreements or understandings to which Purchaser or any of its Subsidiaries is a party or on file with Purchaser with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other equity interest of Purchaser or any of its Subsidiaries. The shares of Purchaser Capital Stock to be issued in the Merger will be duly authorized by all necessary corporate action on the part of Purchaser and, when issued in accordance with the terms hereof, will be validly issued, fully paid, non-assessable and free of preemptive or similar rights.

     Section 4.3 Authority.
          (a) Purchaser has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and, subject to obtaining the Purchaser Shareholder Approval (as hereinafter defined), to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Purchaser and the consummation by Purchaser of the transactions contemplated hereby have been duly and validly approved by all necessary corporate action on the part of Purchaser and no other corporate proceedings on the part of Purchaser are necessary to approve this Agreement or to consummate the transactions contemplated hereby, subject to the approval of this Agreement by the holders of at least a majority of the shares of Purchaser Common Stock present and entitled to vote at the Purchaser Shareholder Meeting (the “Purchaser Shareholder Approval”) and to the filing of the Certificate of Merger with the Mississippi Secretary of State as required by the BCA and with the Louisiana Secretary of State as required by the BCL. This Agreement has been duly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery by each other party hereto, constitutes a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent transfer or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).
          (b) The Purchaser Board, at a meeting duly called and held, duly adopted resolutions (i) determining that the terms of this Agreement, the Merger and the other transactions contemplated hereby are fair to and in the best interests of Purchaser and its shareholders, (ii) approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Merger, and (iii) recommending that Purchaser’s shareholders vote in favor of approval of this Agreement (the “Purchaser Recommendation”), which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 5.4.
          (c) Except for the Purchaser Shareholder Approval, no vote of the shareholders of Purchaser or the holders of any other securities of Purchaser (equity or otherwise) is required by any applicable Law, the Purchaser Charter or the Purchaser Bylaws to consummate the transactions contemplated hereby.
          (d) In accordance with Section 79-4-13.02 of the BCA, no appraisal or dissenters’ rights will be available to holders of Purchaser Common Stock in connection with the Merger.
     Section 4.4 No Conflict; Consents and Approvals.
          (a) The execution, delivery and performance of this Agreement by Purchaser do not, and the consummation of the Merger and the other transactions contemplated hereby and compliance by Purchaser with the provisions hereof do not, and will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or remedy or to the loss of a material benefit under, or result in the creation of any

Lien (other than a Permitted Lien) in or upon any of the properties, assets or rights of Purchaser or any of its Subsidiaries under, any provision of (i) the Purchaser Charter or Purchaser Bylaws, or the articles or certificate of incorporation or bylaws (or similar organizational documents) of any Subsidiary of Purchaser, (ii) any Purchaser Material Contract to which Purchaser or any of its Subsidiaries is a party or by which Purchaser or any of its Subsidiaries or any of their respective properties or assets may be bound as of the date hereof or (iii) subject to the governmental filings and other matters referred to in Section 4.4(b), any Law or any rule or regulation of any self-regulatory authority applicable to Purchaser or any of its Subsidiaries or by which Purchaser or any of its Subsidiaries or any of their respective properties or assets may be bound, except, in the case of clauses (ii) and (iii), as individually or in the aggregate would not have a Purchaser Material Adverse Effect.
          (b) No consents, approvals, orders or authorizations of, or registrations, declarations or filings with or notices to, any Governmental Entities or any third party are required to be made or obtained by Purchaser or any of its Subsidiaries in connection with the execution, delivery or performance by Purchaser of this Agreement or to consummate the Merger or the other transactions contemplated hereby, except for (A) filings of applications and notices with, receipt of approvals or no objections from, and the expiration of related waiting periods required by, federal and state banking authorities, including applications and notices under the BHC Act and the Bank Merger Act, (B) filings of applications and notices with, and receipt of approvals or non-objections from, the state securities authorities, applicable securities exchanges and self-regulatory organizations, (C) filing of (i) the Registration Statement pursuant to the Securities Act and declaration by the SEC of the effectiveness of the Registration Statement under the Securities Act, (ii) the Joint Proxy Statement pursuant to the Exchange Act, and (iii) such other filings and reports as required pursuant to the applicable requirements of the Securities Act or the Exchange Act, (D) the filing of the Certificates of Merger and the Bank Merger Certificates, (E) filings with Nasdaq of a notification of the listing on Nasdaq of the shares of Purchaser Common Stock to be issued in the Merger and related transactions and (F) such other filings with third parties who are not Governmental Entities the failure of which to be obtained or made, individually or in the aggregate, would not have a Purchaser Material Adverse Effect. As of the date hereof, Purchaser knows of no reason why all regulatory approvals from any Governmental Entities required for the consummation of the transactions contemplated by this Agreement and listed in items (A) through (F) of this Section 4.4(b) should not be obtained on a timely basis.
     Section 4.5 SEC Reports; Financial Statements.
          (a) Purchaser and its Subsidiaries have filed or furnished on a timely basis with the SEC, all material forms, reports, schedules, statements and other documents required to be filed or furnished by them under the Securities Act, under the Exchange Act or under the securities regulations of the SEC, with the SEC since December 31, 2007 (all such filed or furnished documents, together with all exhibits and schedules thereto and all information incorporated therein by reference, the “Purchaser SEC Documents”). As of their respective filing dates (and, in the case of registration statements and proxy statements, as of the dates of effectiveness and the dates of mailing, respectively), except to the extent that any Purchaser SEC Document has been amended by a subsequently filed Purchaser SEC Document prior to the date hereof, in which case, as of the date of such amendment, (i) the Purchaser SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and (ii) none of the Purchaser SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
          (b) The financial statements (including the related notes thereto) included (or incorporated by reference) in the Purchaser SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be expressly indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Purchaser and its Subsidiaries as of the dates thereof and their respective consolidated results of operations, changes in shareholders’ equity and changes in cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that were not, or are not expected to be, material in amount), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC.
          (c) Neither Purchaser nor any of its Subsidiaries has, and since December 31, 2009, neither Purchaser nor any of its Subsidiaries has incurred (except, in each case, as permitted by Section 5.2), any liabilities or obligations, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due, except (i) those liabilities fully accrued or reserved against in the unaudited consolidated balance sheet of Purchaser and its Subsidiaries as of September 30, 2010 included in the Purchaser SEC Documents, (ii) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since September 30, 2010, (iii) for liabilities and obligations that are not material to Purchaser and its Subsidiaries, taken as a whole, and (iv) for any liabilities incurred with respect to the transactions contemplated by this Agreement.
          (d) As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC staff with respect to the Purchaser SEC Documents.
          (e) The books and records of Purchaser and its Subsidiaries have been, and are being, maintained in all material respects in accordance with applicable legal and accounting requirements and reflect only actual transactions. The records, systems, controls, data and information of Purchaser and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Purchaser or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described in the following sentence. Purchaser and its Subsidiaries have implemented and maintain a system of internal accounting controls effective to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Purchaser (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) effective to ensure that material information relating to Purchaser, including its consolidated Subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of Purchaser by others within those entities to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act with respect to the Purchaser SEC Documents and (ii) has disclosed, based on its most recent evaluation prior to the date of this Agreement, to Purchaser’s outside auditors and the audit committee of the Purchaser Board (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that would be reasonably likely to adversely affect Purchaser’s ability to accurately record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Purchaser’s internal controls over financial reporting.
          (f) Purchaser and each of its Subsidiaries have timely filed all reports, forms, schedules, registrations, statements and other documents, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2007 with any Governmental Entity (other than the SEC) and have paid all fees and assessments due and payable in connection therewith. There is no material unresolved violation or exception by any Governmental Entity with respect to any report, form, schedule, registration, statement or other document filed by, or relating to any examinations by any such Governmental Entity of, Purchaser or any of its Subsidiaries.
          (g) Since December 31, 2007, (A) neither Purchaser nor any of its Subsidiaries nor, to the knowledge of Purchaser, any director, officer, employee, auditor, accountant or representative of it or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Purchaser or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Purchaser or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing Purchaser or any of its Subsidiaries, whether or not employed by Purchaser or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Purchaser or any of its officers, directors, employees or agents to the Purchaser Board or any committee thereof or to any of Purchaser’s directors or officers.
     Section 4.6 Certain Information. None of the information supplied or to be supplied by Purchaser or any of its Subsidiaries for inclusion or incorporation by reference in (a) the Registration Statement will, at the time it is filed with the SEC, at any time it is amended or supplemented and at the time it or any amendment or supplement thereto becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (b) the Joint Proxy Statement will, at the time it is first mailed to Purchaser’s shareholders or Company’s shareholders, at the time of any amendments or supplements thereto and at the time of the Purchaser Shareholders Meeting or the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, that no representation or warranty is made by Purchaser with respect to information supplied in writing by Company or any of its Subsidiaries specifically for inclusion therein. The portions of the Joint Proxy Statement and the Registration Statement relating to Purchaser and its Subsidiaries and other portions within the reasonable control of Purchaser will comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act, respectively.
     Section 4.7 Absence of Certain Changes or Events.
          (a) Since September 30, 2010, Purchaser and its Subsidiaries have conducted their businesses only in the ordinary course consistent with past practice.
          (b) Since December 31, 2009, there has not been any change, event or development or prospective change, event or development that, individually or taken together with all other facts, circumstances and events (described in any Section of this Article IV or otherwise), has had or would reasonably be expected to have a Purchaser Material Adverse Effect.
     Section 4.8 Litigation. There is no Action, whether judicial, arbitral, administrative or other, pending or, to the knowledge of Purchaser, threatened against or affecting Purchaser or any of its Subsidiaries, any of their respective properties or assets, or any present or former officer, director or employee of Purchaser or any of its Subsidiaries in such individual’s capacity as such, other than Actions that, individually or in the aggregate, have not had a Purchaser Material Adverse Effect. Neither Purchaser nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity that, individually or in the aggregate, has had a Purchaser Material Adverse Effect.
     Section 4.9 Compliance with Laws.
          (a) Purchaser and each of its Subsidiaries are and, at all times since December 31, 2007, have been, in compliance with all Laws applicable to their businesses, operations, properties or assets, including the Sarbanes-Oxley Act of 2002, Sections 23A and 23B of the Federal Reserve Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001, the Bank Secrecy Act and all other applicable fair lending laws and other laws relating to discriminatory business practices, except where any non-compliance, individually or the aggregate, has not had a Purchaser Material Adverse Effect. Purchaser and each of its Subsidiaries have in effect all material Permits necessary for them to own, lease or operate their properties and assets and to carry on their businesses and operations as now conducted, and to Purchaser’s knowledge no suspension or cancellation of any such Permits is threatened, and there has occurred no violation of, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Permit.
          (b) Purchaser is duly registered with the Federal Reserve as a bank holding company under the BHC Act and is qualified with the Federal Reserve as a financial holding company. The deposit accounts of each Purchaser Subsidiary that is a depository institution are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by Law, and all premiums and assessments required to be paid in connection therewith have been paid when due. No proceedings for the revocation or termination of such deposit insurance are pending or, to the knowledge of Purchaser, threatened.
          (c) Since December 31, 2007, neither Purchaser nor any of its Subsidiaries has received any written notification or communication from any Governmental Entity (A) asserting that Purchaser or any of its Subsidiaries is in default under any applicable Laws or Permits, (B) threatening to revoke any Permits, (C) requiring Purchaser or any of its Subsidiaries to enter into or consent to the issuance of a cease and desist order, formal or written agreement, directive, commitment, memorandum of understanding, board resolution, extraordinary supervisory letter or other formal or informal enforcement action of any kind that imposes any material restrictions on the conduct of Purchaser’s business or that relates to its capital adequacy, its credit or risk management policies, its dividend policy, its management, its business or its operations (any of the foregoing, a “Purchaser Regulatory Agreement” ), or (D) threatening or contemplating revocation or limitation of, or which would have the effect of revoking or limiting FDIC insurance coverage. Neither Purchaser nor any of its Subsidiaries is party to or subject to any Purchaser Regulatory Agreement.
          (d) Neither Purchaser nor any of its Subsidiaries (nor, to the knowledge of Purchaser, any of their respective directors, executives, representatives, agents or employees) (i) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (iii) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, (iv) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (v) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.
     Section 4.10 Benefit Plans.
          (a) All “employee benefit plans” (within the meaning of section 3(3) of ERISA) and all stock purchase, stock option, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation, employee loan, and all other employee benefit plans, agreements, programs, policies or other arrangements, and whether or not subject to ERISA under which any employee, former employee, director, officer, independent contractor or consultant of Purchaser or its Subsidiaries has any present or future right to benefits or under which Purchaser or its Subsidiaries has any present or future liability are referred to herein as the “Purchaser Plans.” No Purchaser Plan is subject to Title IV of ERISA.
          (b) With respect to each material Purchaser Plan, to the extent requested by Company, Purchaser has furnished or made available to Purchaser a current, accurate and complete copy thereof and, to the extent applicable: (i) any related trust agreement or other funding instrument, (ii) the most recent determination or opinion letter of the IRS, if applicable, (iii) the most recent summary plan description, and (iv) for the most recent year (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports.

          (c) With respect to each Purchaser Plan, except to the extent that the inaccuracy of any of the representations set forth in this Section 4.10, individually or in the aggregate, have not had a Purchaser Material Adverse Effect:
               (i) each Purchaser Plan has been established and administered in accordance with its terms and in compliance with the applicable provisions of ERISA and the Code and other applicable Law, and all contributions required to be made under the terms of any Purchaser Plan have been timely made;
               (ii) each Purchaser Plan intended to be qualified under Section 401(a) of the Code (A) has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified and, to the knowledge of Purchaser, nothing has occurred since the date of such letter that would reasonably be expected to cause the loss of such qualified status of such Purchaser Plan or (B) is a volume submitter or prototype plan whose sponsor obtained a favorable opinion letter and on which letter Purchaser is permitted to rely; and
               (iii) there is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the PBGC, the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of Purchaser, threatened, relating to Purchaser Plans, any fiduciaries thereof with respect to their duties to Purchaser Plans or the assets of any of the trusts under any Purchaser Plans (other than routine claims for benefits) nor, to the knowledge of Purchaser, are there facts or circumstances that exist that could reasonably give rise to any such Action; and
               (iv) no nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code).
     Section 4.11 Labor Matters.
          (a) There are no collective bargaining agreements or other labor union contracts, agreements or understandings applicable to any employees of Purchaser or any of its Subsidiaries. There is no labor dispute, strike, work stoppage or lockout, or, to the knowledge of Purchaser, threat thereof, by or with respect to any employees of Purchaser or any of its Subsidiaries, and there has been no labor dispute, strike, work stoppage or lockout in the previous three years. To the knowledge of Purchaser, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of Purchaser or any of its Subsidiaries. Neither Purchaser nor any of its Subsidiaries has engaged or is engaging in any unfair labor practice. Purchaser and its subsidiaries are in substantial compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, except where the failure to comply therewith, individually or in the aggregate, has not had a Purchaser Material Adverse Effect. No proceeding asserting that Purchaser or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act of 1935) or seeking to compel Purchaser or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment is pending or, to the knowledge of Purchaser, threatened with respect to Purchaser or any of its

Subsidiaries before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other Governmental Entity.
          (b) Neither Purchaser nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices. None of Purchaser, any of its Subsidiaries or any of its or their executive officers has received within the past three years any written notice of intent by any Governmental Entity responsible for the enforcement of labor or employment laws to conduct an investigation relating to Purchaser or any of its Subsidiaries and, to the knowledge of Purchaser, no such investigation is in progress.
     Section 4.12 Environmental Matters. Except as, individually or in the aggregate, has not had a Purchaser Material Adverse Effect: (i) neither Purchaser’s conduct nor its operation or the conduct or operation of its Subsidiaries nor any condition of any property presently or previously owned, leased or operated by any of them (including in a fiduciary or agency capacity), violates or has violated Environmental Laws; (ii) there has been no release of any Hazardous Substance by Purchaser or any of its Subsidiaries in any manner that has given or would reasonably be expected to give rise to any remedial obligation, corrective action requirement or liability under applicable Environmental Laws; (iii) since December 31, 2007, neither Purchaser nor any of its Subsidiaries has received any written claims, notices, demand letters or requests for information (except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement) from any Governmental Entity or any other Person asserting that Purchaser or any of its Subsidiaries or the operation or condition of any property ever owned, leased, operated by any of them are or were in violation of or otherwise are alleged to have liability under any Environmental Law, including responsibility (or potential responsibility) for the cleanup or other remediation of any pollutants, contaminants or hazardous or toxic wastes, substances or materials at, on, beneath or originating from any such property; (iv) no Hazardous Substance has been disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, from any current or former properties or facilities while owned or operated by Purchaser or any of its Subsidiaries or as a result of any operations or activities of Purchaser or any of its Subsidiaries at any location, and no other condition has existed or event has occurred with respect to Purchaser or any of its Subsidiaries or any such properties or facilities that, with notice or the passage of time, or both, would be reasonably likely to result in liability under Environmental Laws, and, to the knowledge of Purchaser, Hazardous Substances are not otherwise present at or about any such properties or facilities in amount or condition that has resulted in or would reasonably be expected to result in liability to Purchaser or any of its Subsidiaries under any Environmental Law; and (v) neither Purchaser, its Subsidiaries nor any of their respective properties or facilities are subject to, or are, to Purchaser’s knowledge, threatened to become subject to, any liabilities relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law or any agreement relating to environmental liabilities.

     Section 4.13 Taxes.
          (a) All income and other material Tax Returns required to have been filed by or with respect to Purchaser or its Subsidiaries have been timely filed (taking into account any extension of time to file granted or obtained), and such Tax Returns are accurate and complete in all material respects. All Taxes shown to be payable on such Tax Returns have been paid or will be timely paid and all other material Taxes required to be paid by Purchaser or its Subsidiaries have been paid or will be timely paid. No deficiency for any material amount of Tax has been asserted or assessed by a Governmental Entity in writing against Purchaser or any of its Subsidiaries that has not been satisfied by payment, settled or withdrawn. There are no Liens for Taxes on the assets of Purchaser or any of its Subsidiaries (except for statutory Liens for Taxes not yet due and payable). There are no outstanding waivers or agreements extending the period for assessment of Taxes for any period with respect to any Tax to which Purchaser or any of its Subsidiaries may be subject. All Taxes not yet due and payable by Purchaser or its Subsidiaries (or any other corporation merged into or consolidated with Purchaser or any of its Subsidiaries) have been, in all material respects, properly accrued on the most recent Purchaser SEC Documents in accordance with GAAP. None of Purchaser or its Subsidiaries is a party to or bound by or has any obligation under any Tax allocation sharing or similar agreement or arrangement (other than an agreement or arrangement solely among members of a group the common parent of which is Purchaser or any of its Subsidiaries).
          (b) Purchaser and its Subsidiaries have complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 3121 and 3402 of the Code and similar provisions under any other domestic or foreign tax Laws) and have, within the time and the manner prescribed by Law, withheld from and paid over to the proper Governmental Entities all amounts required to be so withheld and paid over under applicable Laws. Purchaser and each of its Subsidiaries have complied in all material respects with all information reporting requirements imposed by the Code (and similar provisions under any other domestic or foreign tax Laws).
          (c) As of the date of this Agreement, there are no audits, claims or controversies now pending, or to the knowledge of Purchaser, threatened in writing against or with respect to Purchaser or any of its Subsidiaries with respect to any material Tax or any failure to file any Tax Return.
          (d) Neither Purchaser nor any of its Affiliates has taken or agreed to take any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a). Purchaser is not aware of any agreement, plan, or other circumstance or reason that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.
          (e) Neither Purchaser nor any of its Subsidiaries is a party to any Contract that will, directly or in combination with other events, result, separately or in the aggregate, in the payment, acceleration or enhancement of any benefit as a result of the transactions contemplated by this Agreement, and neither the execution of this Agreement, Purchaser shareholder approval of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in payments under any Purchaser Plan which would not reasonably be expected to be deductible under Section 162(m) of the Code, (ii) give rise to an additional Tax under Section 409A of the Code, or (iii) result in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code.
          (f) Neither Purchaser nor any of its Subsidiaries has been a party to any distribution occurring in the last five years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied.
          (g) Neither Purchaser nor any of its Affiliates has elected or is required to defer payment of amounts from a foreign entity which will be subject to the provisions of Section 457A.
          (h) Neither Purchaser nor any of its Subsidiaries has participated in or has any liability or obligation with respect to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4 or is a material advisor as defined in Section 6111 of the Code.
          (i) Neither Purchaser nor any of its Subsidiaries (A) is or has, since January 1, 2007, been a member of an affiliated group (other than a group the common parent of which is Purchaser) filing a consolidated, joint, combined or unitary Tax Return or (B) has any liability for Taxes of any person (other than Purchaser and any of its Subsidiaries) arising from the application of Treasury Regulations Section 1.1502-6 or any analogous provision of state, local or foreign law, or as a transferee or successor, by contract, or otherwise.
     Section 4.14 Contracts.
          (a) Section 4.14 of the Purchaser Disclosure Letter lists each of the following types of Contracts to which Purchaser or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound as of the date hereof:
               (i) any Contract that would be required to be filed by Purchaser as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by Purchaser on a Current Report on Form 8-K;
               (ii) any Contract that materially limits the ability of Purchaser or any of its Subsidiaries (or, following the consummation of the transactions contemplated by this Agreement, would limit the ability of Purchaser or any of their Subsidiaries, including Surviving Corporation) to compete in any material line of business or with any Person or in any geographic area (other than as may be required by Law or any Governmental Entity) or which grants any right of first refusal, right of first offer or similar right or that limits or purports to limit the ability of Purchaser or any of its Subsidiaries (or, following consummation of the transactions contemplated hereby, Surviving Corporation) to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business;
               (iii) any Contract for, with respect to, or that contemplates, a possible merger, consolidation, reorganization, recapitalization or other business combination, or asset sale or sale of equity securities not in the ordinary course of business consistent with past practice, with respect to it or any of its Subsidiaries or any Contract which relates to a merger, consolidation, reorganization, recapitalization or other business combination, or asset sale or sale of equity securities and which contains representations, covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations) that are still in effect;
               (iv) any Contract relating to the borrowing of money by it or any its Subsidiaries or the guarantee by it or any of its Subsidiaries of any such obligation of a third party (other than deposit liabilities and FHLB borrowings, Contracts pertaining to fully-secured repurchase agreements and Contracts relating to endorsements for payment, guarantees and letters of credit made in the ordinary course of business consistent with past practice), including any sale and leaseback transactions, capitalized leases and other similar financing transactions; and
               (v) any Contract relating to a joint venture, partnership, limited liability company agreement or other similar agreement or arrangement, or relating to the formation, creation or operation, management or control of any partnership or joint venture, in each case, with any third parties, or any Contract which limits payments of dividends.
Each Contract of the type described in clauses (i) through (v) is referred to herein as a “Purchaser Material Contract.”
          (b) (i) Each Purchaser Material Contract is valid and binding on Purchaser and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and to the knowledge of Purchaser, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, except to the extent that validity and enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity or by principles of public policy and except where the failure to be valid, binding, enforceable and in full force and effect, individually or in the aggregate, has not had a Purchaser Material Adverse Effect; and (ii) there is no default under any Purchaser Material Contract by Purchaser or any of its Subsidiaries or, to the knowledge of Purchaser, any other party thereto, and no event or condition has occurred that constitutes, or, after notice or lapse of time or both, would constitute, a default on the part of Purchaser or any of its Subsidiaries or, to the knowledge of Purchaser, any other party thereto under any such Purchaser Material Contract, nor has Purchaser or any of its Subsidiaries received any written notice of any such default, event or condition, or of any termination or non-renewal of any Purchaser Material Contract, except where any such default, event or condition, or any such termination or non-renewal, individually or in the aggregate, has not had a Purchaser Material Adverse Effect. Purchaser has made available to Company a true and complete copy of any Purchaser Material Contracts, including any amendments thereto, to the extent requested by Company.
     Section 4.15 Insurance. Purchaser and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as its management reasonably has determined to be prudent in accordance with industry practices. All the insurance policies, binders or bonds maintained by Purchaser or its Subsidiaries are in full force and effect, Purchaser and its Subsidiaries are not in default thereunder and all premiums and other payments due under any such policy have been paid. No written notice of cancellation or termination has been received with respect to any such policy.

     Section 4.16 Real and Personal Property.
          (a) Purchaser and its Subsidiaries have good, valid and marketable title to all material real property owned by them free and clear of all Liens, except Permitted Liens and other standard exceptions commonly found in title policies in the jurisdiction where such real property is located, and such encumbrances and imperfections of title, if any, as do not materially detract from the value of the properties and do not materially interfere with the present or proposed use of such properties or otherwise materially impair such operations.
          (b) Purchaser and its Subsidiaries have good and valid title to, or in the case of leased property and leased tangible assets, a valid leasehold interest in, all material tangible personal property owned by them, free and clear of all Liens (other than Permitted Liens).
          (c) Each of Purchaser and its Subsidiaries has complied with the terms of all leases to which it is a party, and all such leases are valid and binding in accordance with their respective terms and in full force and effect, and there is not under any such lease any material existing default by Purchaser or such Subsidiary or, to the knowledge of Purchaser, any other party thereto, or any event which with notice or lapse of time or both would constitute such a default, except for any such noncompliance, default or failure to be in full force and effect that, individually or in the aggregate, has not had a Purchaser Material Adverse Effect.
This Section 4.16 does not relate to Intellectual Property, which is the subject of Section 4.17.
     Section 4.17 Intellectual Property.
          (a) Except as, individually or in the aggregate, has not had a Purchaser Material Adverse Effect, (i) all Marks, Patents and registered Copyrights, including any pending applications to register any of the foregoing, owned (in whole or in part) by Purchaser or any of its Subsidiaries (collectively, “Purchaser Registered IP”) (other than patent applications or applications to register trademarks) is, to the knowledge of Purchaser, valid and enforceable and (ii) no Purchaser Registered IP is involved in any interference, reissue, reexamination, opposition, cancellation or similar proceeding and, to the knowledge of Purchaser, no such action is or has been threatened with respect to any of Purchaser Registered IP.
          (b) Except as, individually or in the aggregate, has not had a Purchaser Material Adverse Effect, Purchaser or its Subsidiaries own exclusively (such exclusive right excluding any licenses granted by Purchaser or its Subsidiaries), free and clear of any and all Liens (other than Permitted Liens), all Purchaser Registered IP and all other Intellectual Property that is material to the businesses of Purchaser or any of its Subsidiaries other than Intellectual Property owned by a third party that is licensed to Purchaser or a Subsidiary thereof pursuant to an existing license agreement and used by Purchaser or such Subsidiary within the scope of such license.
          (c) Each of Purchaser and its Subsidiaries has taken all reasonable steps to protect and maintain its rights in its Intellectual Property and maintain the confidentiality of all information of Purchaser or its Subsidiaries that derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure or use, including safeguarding any such information that is accessible through computer systems or networks.
          (d) To the knowledge of Purchaser, none of the activities or operations of Purchaser or any of its Subsidiaries (including the use of any Intellectual Property in connection therewith) have infringed upon, misappropriated or diluted in any material respect any Intellectual Property of any third party and neither Purchaser nor any of its Subsidiaries has received any notice or claim asserting or suggesting that any such infringement, misappropriation, or dilution is or may be occurring or has or may have occurred, except where any such infringement, misappropriation or dilution, individually or in the aggregate, has not had a Purchaser Material Adverse Effect. To Purchaser’s knowledge, no third party is misappropriating, infringing, or diluting in any material respect any Intellectual Property owned by or exclusively licensed to Purchaser or any of its Subsidiaries that is material to any of the businesses of Purchaser or any of its Subsidiaries. To Purchaser’s knowledge, no Intellectual Property owned by or exclusively licensed to Purchaser or any of its Subsidiaries that is material to any of the businesses of Purchaser or any of its Subsidiaries is subject to any outstanding order, judgment, decree or stipulation restricting or limiting in any material respect the use or licensing thereof by Purchaser or any of its Subsidiaries.
          (e) To the knowledge of Purchaser, its IT Assets operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by Purchaser in connection with its business, and no IT Assets that are material to the business of Purchaser or any of its Subsidiaries or to any of their operations, have materially malfunctioned or materially failed within the last three years. Purchaser and its Subsidiaries take all reasonable actions to protect and maintain the confidentiality and security of their IT Assets (and all information stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption. Purchaser and its Subsidiaries have implemented commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures with respect to the IT Assets, in each case, that is consistent with customary industry practice. To the knowledge of Purchaser, no person has gained unauthorized access to Purchaser’s IT Assets.
     Section 4.18 State Takeover Statutes and Takeover Provisions. Purchaser has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any Takeover Laws. Purchaser is not an “interested shareholder” (within the meaning of Section 12:132(9) of the BCL) of Company or the beneficial owner (directly or indirectly) of more than ten percent (10%) of the outstanding capital stock of Company entitled to vote in the election of Company’s directors.
     Section 4.19 Brokers. No broker, investment banker, financial advisor or other Person, other than Morgan Stanley & Co. Incorporated, the fees and expenses of which will be paid by Purchaser, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser or any of its Affiliates.

     Section 4.20 Opinion of Financial Advisor. Purchaser has received the opinion of Morgan Stanley & Co. Incorporated, dated the date of this Agreement, that, as of such date, and subject to the limitations and assumptions set forth therein, the Exchange Ratio is fair, from a financial point of view, to Purchaser.
     Section 4.21 Derivative Instruments and Transactions. All Derivative Transactions, whether entered into for Purchaser’s own account, or for the account of one or more of its Subsidiaries or their customers, if any, were entered into (A) in the ordinary course of business consistent with past practice and in accordance with prudent business practices and all applicable Laws and (B) with counterparties believed to be financially responsible at the time. Each Derivative Transaction constitutes the valid and legally binding obligation of the Purchaser or one of its Subsidiaries, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect. Neither Purchaser nor its Subsidiaries, nor to its knowledge, any other party thereto, is in breach of any of its obligations under any such agreement or arrangement, except for breaches that have not had a Purchaser Material Adverse Effect.
     Section 4.22 Loan Matters.
          (a) There are no Loans to any directors, executive officers and principal shareholders (as such terms are defined in the Federal Reserve’s Regulation O (12 C.F.R. Part 215)) of Purchaser or any of its Subsidiaries on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate which was below market at the time the Loan was originated, and all such Loans are and were originated in compliance in all material respects with all applicable Laws.
          (b) Each outstanding Loan (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, Purchaser’s written underwriting standards (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable requirements of Laws.
          (c) None of the agreements pursuant to which Purchaser or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.
     Section 4.23 Community Reinvestment Act Compliance. Each of Purchaser’s Subsidiaries that is an insured depositary institution is in compliance in all material respects with the applicable provisions of the Community Reinvestment Act of 1977 and the regulations promulgated thereunder and has received a Community Reinvestment Act rating of “satisfactory” in its most recently completed exam, and Purchaser has no knowledge of the existence of any fact or circumstance or set of facts or circumstances which could reasonably be expected to result in any such Subsidiary having its current rating lowered.

     Section 4.24 No Additional Representations.
          (a) Except for the representations and warranties made by Purchaser in this Article IV, neither Purchaser nor any other Person makes any express or implied representation or warranty with respect to Purchaser, its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Purchaser hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Purchaser nor any other Person makes or has made any representation or warranty to Company or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Purchaser, any of its Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by Purchaser in this Article IV, any oral or written information presented to Company or any of its Affiliates or Representatives in the course of their due diligence investigation of Purchaser, the negotiation of this Agreement or in the course of the transactions contemplated hereby.
          (b) Notwithstanding anything contained in this Agreement to the contrary, Purchaser acknowledges and agrees that neither Company nor any other Person has made or is making any representations or warranties relating to Company whatsoever, express or implied, beyond those expressly given by Company in Article III hereof, including any implied representation or warranty as to the accuracy or completeness of any information regarding Company furnished or made available to Purchaser or any of its Representatives. Without limiting the generality of the foregoing, Purchaser acknowledges that, no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Purchaser or any of its Representatives.
ARTICLE V
COVENANTS
     Section 5.1 Conduct of Business by Company. During the period from the date of this Agreement to the Effective Time, except as consented to in writing in advance by Purchaser, such consent not to be unreasonably withheld or delayed, or as otherwise specifically required by this Agreement or as set forth in Section 5.1 of the Company Disclosure Letter, Company shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course consistent with past practice and use commercially reasonable efforts to preserve intact its business organization, maintain in effect all existing Permits, preserve its assets, rights and properties in good repair and condition and preserve its relationships with customers, suppliers and others having business dealings with it. In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, except as set forth in Section 5.1 of the Company Disclosure Letter or as specifically required by this Agreement, Company shall not, and shall not permit any of its Subsidiaries, without Purchaser’s prior written consent, such consent not to be unreasonably withheld or delayed, to:
          (a) amend, authorize or propose to amend its articles of incorporation or bylaws (or similar organizational documents);

          (b) (i) set any record or payment dates for, or make, declare, pay or set aside for payment, any dividend on or in respect of, or declare or make any distribution (whether in cash, stock or property) on any shares of its capital stock or other equity interests, other than (A) dividends from a wholly owned Subsidiary to Company or another wholly owned Subsidiary of Company, (B) regular quarterly cash dividends on the Company Common Stock not in excess of $0.01 per share per quarter with record and payment dates consistent with past practice; provided that no quarterly dividend will be declared with respect to the quarter in which the Effective Time occurs unless the Effective Time is after the record date for such dividend; provided further, the declaration of the last quarterly dividend by Company prior to the Effective Time and the payment thereof shall be coordinated with Purchaser so that holders of Company Common Stock do not receive dividends on both Company Common Stock and Purchaser Common Stock received in the Merger in respect of such quarter, (C) regular quarterly cash dividends on the Company Series A Preferred Stock in accordance with the terms thereof with record and payment dates consistent with past practice; provided that no quarterly dividend will be declared with respect to the quarter in which the Effective Time occurs unless the Effective Time is after the record date for such quarter, or (D) required dividends on the preferred stock of its Subsidiaries the common stock of which is wholly-owned, directly or indirectly, by Company; (ii) purchase, redeem or otherwise acquire shares of capital stock or other equity interests or voting securities of Company or its Subsidiaries or any options, warrants, or rights to acquire any such shares or other equity interests or voting securities, or (iii) split, combine, reclassify or otherwise amend the terms of any of its capital stock or other equity interests or voting securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests, except in the case of clauses (ii) and (iii), for the issuance of shares of Company Common Stock upon the exercise or settlement of the Company Warrant, Company Stock Options or Company Stock Units (x) outstanding on December 17, 2010, or (y) permitted to be issued under this Section 5.1, in each case, in accordance with their terms;
          (c) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any shares of its capital stock or other equity interests or any securities convertible into, or exchangeable for, or any rights, warrants or options to acquire, any such shares or other equity interests or voting securities, or any stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of capital stock of Company on a deferred basis or other rights linked to the value of shares of Company Common Stock, including pursuant to Contracts as in effect on the date hereof, other than the issuance of shares of Company Common Stock upon the exercise or settlement of the Company Warrant, Company Stock Options or Company Stock Units outstanding on December 17, 2010, in each case in accordance with their terms as in effect on such date or issued after such date pursuant to this Section 5.1, in each case in accordance with their terms as in effect on such date;
          (d) (i) hire or promote any employee, other than to fill a vacancy in the ordinary course of business consistent with past practice for a position of Vice President or a position of lower rank, so long as such position is not paid more than $100,000 in annual cash compensation or (ii) grant any salary or wage increase, or increase any employee benefit, including the grant of any incentive or bonus payments or increase in incentive or bonus payment opportunity (or, with respect to any of the preceding, communicate any intention to take such action), except (A) to make changes that are required by applicable Law, (B) in the case of any employee with a base salary of less than $150,000 as of the date hereof, for any increases in base salary in the ordinary course of business consistent with past practice, not to exceed 5% in the case of any individual employee or 2% in the aggregate for all employees, which amount shall not exceed $2,500,000 in the aggregate for all employees on an annualized basis, (C) bonuses payable under Company Plans existing on the date hereof in the ordinary course of business consistent with past practice or (D) to satisfy contractual obligations existing as of the date hereof and set forth in the Company Disclosure Letter;
          (e) enter into, establish, adopt, amend, modify or renew any Company Plan, or any trust agreement (or similar arrangement) related thereto, in respect of any director, officer or employee, take any action to accelerate the vesting or exercisability of Company Stock Options or other compensation or benefits payable under any Company Plans, fund or in any other way secure or fund the payment of compensation or benefits under any Company Plan, change the manner in which contributions to any Company Plan are made or determined, or add any new participants to or increase the principal sum of any non-qualified retirement plans (or, with respect to any of the preceding, communicate any intention to take such action), except as may be required by applicable Law or to satisfy contractual obligations existing as of the date hereof, including pursuant to the terms of any Company Plan set forth in Section 3.11(a) of the Company Disclosure Letter;
          (f) sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its rights, assets, deposits, business or properties, except for sales of Loans, other real estate and investment securities in the ordinary course of business consistent with past practice and pledges of assets to secure public deposits, letters of credit confirmations or issuances on its behalf. and cash management sweeps in the ordinary course of business consistent with past practice;
          (g) (1) make any acquisition of or investment in any other Person, by purchase or other acquisition of stock or other equity interests, by merger, consolidation, asset purchase or other business combination, or by formation of any joint venture or other business organization or by contributions to capital or (2) make any purchases or other acquisitions of any debt securities, property or assets (including any investments or commitments to invest in real estate or any real estate development project) in or from any person other than a wholly owned subsidiary of Company; except for (A) foreclosures and other similar acquisitions in connection with securing or collecting debts previously contracted, (B) in a fiduciary or similar capacity in the ordinary and usual course of business consistent with past practice and (C) Loans purchased or extended in accordance herewith and purchases of investment securities for portfolio management purposes;
          (h) adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;
          (i) other than in the ordinary course of business consistent with past practice, (i) modify, amend, terminate, fail to renew, cancel or extend any Company Material Contract or expressly waive any material benefits under any Company Material Contract or (ii) enter into any Contract that if in effect on the date hereof would be a Company Material Contract or any agreement with any broker or finder in connection with the Merger and the other transactions contemplated hereby or any lease that is not a Material Contract but calls for payments of $250,000 or more by Company or its Subsidiaries;
          (j) (1) settle any Action against it, except for an Action that is settled in the ordinary course of business consistent with past practice in an amount and for consideration not in excess of $500,000 and that would not impose any material non-monetary restriction on the business of Company or its Subsidiaries or, after the Effective Time, Purchaser or its Subsidiaries or (2) waive or release any material rights or claims, or agree or consent to the issuance of any injunction, decree, order or judgment materially restricting or otherwise affecting its business or operations;
          (k) change its financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or applicable Law;
          (l) settle or compromise any material liability for Taxes, amend any material Tax Return, make or change any material Tax election, file any material Tax Return in a manner inconsistent with past practice, adopt or change in any material respect any method of accounting for Tax purposes, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of Taxes, enter into any closing agreement with respect to any Tax or surrender any right to claim a Tax refund;
          (m) knowingly take, or knowingly omit to take, any action that would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or any action that is reasonably likely to result in any of the conditions set forth in Article VI not being satisfied in a timely manner, in each case except (with prior notice to Purchaser) as may be required by applicable Law;
          (n) (1) make or commit to make any new capital expenditures in excess of $15,000,000 in the aggregate (A) with respect to such expenditures or commitments that are less than $1,000,000 per project or related series of projects, without first providing notice of any such expenditures or commitments to Purchaser and (B) with respect to such expenditures or commitments that are equal to or in excess $1,000,000 per project or related series of projects, without Purchaser’s prior written consent, (2) incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible for the long-term indebtedness of any other Person (other than letters of credits, endorsements for collection, deposits and similar liabilities in the ordinary course of business consistent with past practice and indebtedness of Company’s Subsidiaries to the Company) or (3) enter into any securitizations of loans or create any special purpose funding or variable interest entity;
          (o) enter into any new line of business or change its lending, investment, underwriting, pricing, originating, acquiring, selling, servicing, hedging, risk and asset-liability management and other material banking or operating policies in any material respect other than as required by Law or any Company Regulatory Agreement;
          (p) foreclose on or take a deed or title to any real estate other than single-family residential properties without first conducting a Phase I environmental assessment of the property that satisfies the requirements of the all appropriate inquiries standard of CERCLA

§101(35), 42 U.S.C. §9601(35), or foreclose on or take a deed or title to any real estate other than single-family residential properties if such environmental assessment indicates the presence of a hazardous, toxic, radioactive or dangerous materials or other materials regulated under Environmental Laws;
          (q) invest in any mortgage-backed or mortgage related securities which would be considered “high-risk” securities under applicable regulatory pronouncements;
          (r) fail to use commercially reasonable efforts to take any action that is required by a Company Regulatory Agreement (including any action otherwise prohibited or restricted by this Section 5.1), or willfully take any action that violates a Company Regulatory Agreement; or
          (s) enter into any Contract with respect to or otherwise agree or commit to take any of the foregoing actions.
     Section 5.2 Conduct of Business by Purchaser. During the period from the date of this Agreement to the Effective Time, except as consented to in writing in advance by Company, such consent not to be unreasonably withheld or delayed, or as otherwise specifically required by this Agreement or as set forth in Section 5.2 of the Purchaser Disclosure Letter, Purchaser shall use commercially reasonable efforts to preserve intact its business organization, maintain in effect all existing Permits, preserve its assets, rights and properties in good repair and condition, and preserve its relationships with customers, suppliers and others having business dealings with it. In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, except as set forth in Section 5.2 of the Purchaser Disclosure Letter or as specifically required by this Agreement, Purchaser shall not, and shall not permit any of its Subsidiaries, without Company’s prior written consent, such consent not to be unreasonably withheld or delayed, to:
          (a) except for the designation of the Purchaser Series A Preferred Stock, or to the extent required by Section 1.6, amend, authorize or propose to amend its articles of incorporation or bylaws (or similar organizational documents);
          (b) (i) set any record or payment dates for, or make, declare, pay or set aside for payment, any dividend on or in respect of, or declare or make any distribution (whether in cash, stock or property) on any shares of Purchaser Common Stock, other than regular quarterly dividends on the Purchaser Common Stock not in excess of an amount equal to the amount paid by it during the fiscal quarter immediately preceding the date hereof and with record and payment dates consistent with prior practice; or (ii) split, combine, reclassify or otherwise amend the terms of any of the Purchaser Capital Stock;
          (c) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any shares of its capital stock or other equity interests or any securities convertible into, or exchangeable for, or any rights, warrants or options to acquire, any such shares or other equity interests or voting securities, or any stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of capital stock of Purchaser on a deferred basis or other rights linked to the value of shares of Purchaser Common Stock, including pursuant to

Contracts as in effect on the date hereof, other than (i) the issuance of shares of Purchaser Common Stock upon the exercise or settlement of options or other equity awards under the Purchaser Plans, in each case, in accordance with their terms as in effect on such date, (ii) the grant of equity awards issued under Purchaser Plans in the ordinary course of business consistent in all material respects with past practice, (iii) the issuance of capital stock or other equity interests or any securities convertible into, or exchangeable for, or any rights, warrants or options to acquire, any such shares or other equity interests or voting securities in connection with any capital raising transaction in connection with or related to the transactions contemplated by this Agreement or in connection with acquisitions of or investments in any other Person permitted by Section 5.2(d);
          (d) make any material acquisition of or investment in any other Person (which would be material to Purchaser), by purchase or other acquisition of stock or other equity interests, by merger, consolidation, asset purchase or other business combination, or by formation of any joint venture or other business organization or by contributions to capital, except for acquisitions in connection with receiverships or conservatorships of FDIC-insured depository institutions;
          (e) adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;
          (f) knowingly take, or knowingly omit to take, any action that would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or any action that is reasonably likely to result in any of the conditions set forth in Article VI not being satisfied in a timely manner, in each case except (with prior notice to Company) as may be required by applicable Law;
          (g) other than as required by Law, enter into any new line of business in any material respect if such action would materially delay or otherwise impair consummation of the transactions contemplated by this Agreement; or
          (h) enter into any Contract with respect to or otherwise agree or commit to take any of the foregoing actions.
     Section 5.3 No Solicitation by Company.
          (a) Company shall not and shall cause its Subsidiaries not to, and shall use and cause its Subsidiaries to use their reasonable best efforts to cause their respective Representatives not to, directly or indirectly, (i) solicit, initiate, endorse, or knowingly encourage or facilitate (including by way of furnishing non-public information) any inquiry, proposal or offer with respect to, or the making or completion of, any Company Acquisition Proposal, or any inquiry, proposal or offer that is reasonably likely to lead to any Company Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information or data with respect to, any Company Acquisition Proposal, (iii) approve or recommend any Company Acquisition Proposal, or (iv) approve or recommend, or propose publicly to approve or recommend, or execute or enter into, any Company Alternative Acquisition Agreement. Company shall, and shall cause each of its Subsidiaries and the Representatives of Company and its Subsidiaries to, (A) immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Company Acquisition Proposal, (B) request the prompt return or destruction of all confidential information previously furnished in connection therewith and (C) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement relating to any Company Acquisition Proposal to which it or any of its Affiliates or Representatives is a party, and shall enforce the provisions of any such agreement. Notwithstanding the foregoing, if at any time following the date of this Agreement and prior to obtaining the Company Shareholder Approval, (1) Company receives an unsolicited written Company Acquisition Proposal that the Company Board believes in good faith to be bona fide, (2) such Company Acquisition Proposal was not the result of a material violation of this Section 5.3(a), (3) the Company Board determines in good faith (after consultation with outside counsel and its financial advisor) that such Company Acquisition Proposal constitutes or is reasonably likely to lead to a Company Superior Proposal and (4) the Company Board determines in good faith (after consultation with outside counsel) that the failure to take the actions referred to in clause (x) or (y) would be reasonably likely to violate its fiduciary duties under applicable Law, then Company may (and may authorize its Subsidiaries and its and their Representatives to) (x) furnish non-public information with respect to Company and its Subsidiaries to the Person making such Company Acquisition Proposal (and its Representatives) pursuant to a customary confidentiality agreement containing terms substantially similar to, and no less favorable to Company than, those set forth in the Confidentiality Agreement; provided, that any non-public information provided to any Person given such access shall have previously been provided to Purchaser or shall be provided to Purchaser prior to or concurrently with the time it is provided to such Person, and (y) participate in discussions or negotiations with the Person making such Company Acquisition Proposal (and such Person’s Representatives) regarding such Company Acquisition Proposal.
          (b) Neither the Company Board nor any committee thereof shall (i) (A) withdraw (or modify or qualify in any manner adverse to Purchaser) or refuse to make the Company Recommendation, or (B) adopt, approve, recommend, endorse or otherwise declare advisable the adoption of any Company Acquisition Proposal (each such action set forth in this Section 5.3(b)(i) being referred to herein as a “Company Adverse Recommendation Change”), or (ii) cause or permit Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (each, a “Company Alternative Acquisition Agreement”) constituting or related to, or which is intended to or is reasonably likely to lead to, any Company Acquisition Proposal (other than a confidentiality agreement permitted by the terms of Section 5.3(a)). Notwithstanding the foregoing, at any time prior to obtaining the Company Shareholder Approval, the Company Board may, if the Company Board determines in good faith (after consultation with outside counsel) that the failure to do so would be reasonably likely to violate its fiduciary duties under applicable Law, taking into account all adjustments to the terms of this Agreement that may be offered by Purchaser pursuant to this Section 5.3(b), make a Company Adverse Recommendation Change; provided, that Company shall not make any Company Adverse Recommendation Change in response to a Company Acquisition Proposal, unless (A) Company shall not have breached this Section 5.3 in any material respect and (B)

          (i) the Company Board determines in good faith (after consultation with outside counsel and its financial advisor) that such Company Acquisition Proposal is a Company Superior Proposal and such Company Superior Proposal has been made and has not been withdrawn and continues to be a Company Superior Proposal after taking into account all adjustments to the terms of this Agreement that may be offered by Purchaser pursuant to this Section 5.3(b);
          (ii) Company has given Purchaser at least four (4) Business Days’ prior written notice of its intention to take such action (which notice shall specify the material terms and conditions of any such Company Superior Proposal (including the identity of the party making such Company Superior Proposal) and has contemporaneously provided an unredacted copy of the relevant proposed transaction agreements with the party making such Company Superior Proposal); and
          (iii) prior to effecting such Company Adverse Recommendation Change, Company has negotiated, and has caused its Representatives to negotiate, in good faith with Purchaser during such notice period to the extent Purchaser wishes to negotiate, to enable Purchaser to revise the terms of this Agreement such that it would cause such Company Superior Proposal to no longer constitute a Company Superior Proposal.
In the event of any material change to the terms of such Company Superior Proposal, Company shall, in each case, be required to deliver to Purchaser a new written notice, the notice period shall have recommenced and Company shall be required to comply with its obligations under this Section 5.3 with respect to such new written notice, except that the deadline for such new written notice shall be reduced to two (2) Business Days (rather than four (4) Business Days referenced in clause (ii) above).
          (c) In addition to the obligations of Company set forth in Sections 5.3(a) and (b), Company promptly (and in any event within 24 hours of receipt) shall advise Purchaser in writing in the event Company or any of its Subsidiaries or Representatives receives (i) any Company Acquisition Proposal or (ii) any request for non-public information (other than requests for information in the ordinary course of business consistent with past practice and unrelated to a Company Acquisition Proposal) or to engage in negotiation that is reasonably likely to lead to or that contemplates a Company Acquisition Proposal, in each case together with the material terms and conditions of such Company Acquisition Proposal or request and the identity of the Person making any such Company Acquisition Proposal or request. Company shall keep Purchaser reasonably well informed (orally and in writing) in all material respects on a timely basis of the status (including after the occurrence of any material amendment or modification) of any such Company Acquisition Proposal or request and shall provide Purchaser with copies of all material documentation and correspondence related thereto. Without limiting any of the foregoing, Company shall promptly (and in any event within 24 hours) notify Purchaser orally and in writing if it determines to begin providing non-public information or to engage in negotiations concerning a Company Acquisition Proposal pursuant to Sections 5.3(a) or (b) and shall in no event begin providing such information or engaging in such discussions or negotiations prior to providing such notice.

          (d) Nothing contained in this Section 5.3 shall prohibit Company from (i) issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or taking and disclosing a position contemplated by Rule 14e-2(a) and 14d-9 under the Exchange Act, in each case after the commencement of a tender offer (within the meaning of Rule 14d-2 under the Exchange Act), (ii) issuing a statement in connection with a Company Acquisition Proposal that does not involve the commencement of a tender offer (within the meaning of Rule 14d-2 under the Exchange Act), so long as the statement includes no more information than would be required for a “stop, look and listen” communication under Rule 14d-9(f) under the Exchange Act if such provision was applicable, or (iii) making any disclosure to the shareholders of Company if, in the good faith judgment of the Company Board (after consultation with outside counsel), failure to so disclose would be reasonably likely to violate its duties under applicable Law; provided, that in no event shall this Section 5.3(d) affect the obligations of Company specified in Sections 5.3(b) and (c); provided further, that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be a Company Adverse Recommendation Change (including for purposes of Section 7.1(c)(ii)) unless the Company Board promptly expressly reaffirms its recommendation to its shareholders in favor of the adoption of this Agreement and the Merger.
          (e) For purposes of this Agreement:
               (i) “Company Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any inquiry, proposal or offer with respect to a, or any, tender or exchange offer to acquire 20% or more of the voting power in Company or any of its Subsidiaries, any inquiry, proposal or offer with respect to a merger, consolidation, share exchange or other business combination involving Company or any of its Subsidiaries or any other inquiry, proposal or offer to acquire, license, lease, exchange or transfer in any manner 20% or more of the voting power in (whether by purchase of newly issued or outstanding shares of Company Common Stock or securities convertible or exchangeable for shares of Company Common Stock whether or not such shares are currently exchangeable or convertible), or 20% or more of the business, revenue, net income, assets or deposits of, Company or any of its Subsidiaries, in each case, whether in one or any series of related transactions and whether from one Person or any “group” of Persons (as defined under Section 13(d) of the Exchange Act).
               (ii) “Company Superior Proposal” means any unsolicited bona fide written Company Acquisition Proposal (with the percentages set forth in the definition of such term changed from 20% to 50%) that the Company Board determines in good faith (after consultation with outside counsel and its financial advisor), taking into account all legal, financial, regulatory and other aspects of the proposal and the Person (or group of Persons) making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), (A) if consummated, would be more favorable to the shareholders of Company from a financial point of view than the transactions contemplated by this Agreement (including taking into account any adjustment to the terms and conditions proposed by Purchaser in response to such proposal pursuant to Section 5.3(b) or otherwise) and (B) if accepted, is reasonably likely to be completed on the terms proposed on a timely basis.

     Section 5.4 No Solicitation by Purchaser.
          (a) Purchaser shall not and shall cause its Subsidiaries not to, and shall use and cause its Subsidiaries to use their reasonable best efforts to cause their respective Representatives not to, directly or indirectly, (i) solicit, initiate, endorse, or knowingly encourage or facilitate (including by way of furnishing non-public information) any inquiry, proposal or offer with respect to, or the making or completion of, any Purchaser Acquisition Proposal, or any inquiry, proposal or offer that is reasonably likely to lead to any Purchaser Acquisition Proposal, (ii) waive any provision of, or amend the terms of, the Purchaser Rights Agreement in respect of any Purchaser Acquisition Proposal, (iii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information or data with respect to, any Purchaser Acquisition Proposal, (iv) approve or recommend any Purchaser Acquisition Proposal, or (v) approve or recommend, or propose publicly to approve or recommend, or execute or enter into, any Purchaser Alternative Acquisition Agreement. Purchaser shall, and shall cause each of its Subsidiaries and the Representatives of Purchaser and its Subsidiaries to, (A) immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Purchaser Acquisition Proposal, (B) request the prompt return or destruction of all confidential information previously furnished in connection therewith and (C) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement relating to any Purchaser Acquisition Proposal to which it or any of its Affiliates or Representatives is a party, and shall enforce the provisions of any such agreement. Notwithstanding the foregoing, if at any time following the date of this Agreement and prior to obtaining the Purchaser Shareholder Approval, (1) Purchaser receives an unsolicited written Purchaser Acquisition Proposal that the Purchaser Board believes in good faith to be bona fide, (2) such Purchaser Acquisition Proposal was not the result of a material violation of this Section 5.4(a), (3) the Purchaser Board determines in good faith (after consultation with outside counsel and its financial advisor) that such Purchaser Acquisition Proposal constitutes or is reasonably likely to lead to a Purchaser Superior Proposal and (4) the Purchaser Board determines in good faith (after consultation with outside counsel) that the failure to take the actions referred to in clause (x) or (y) would be reasonably likely to violate its fiduciary duties under applicable Law, then Purchaser may (and may authorize its Subsidiaries and its and their Representatives to) (x) furnish non-public information with respect to Purchaser and its Subsidiaries to the Person making such Purchaser Acquisition Proposal (and its Representatives) pursuant to a customary confidentiality agreement containing terms substantially similar to, and no less favorable to Purchaser than, those set forth in the Confidentiality Agreement; provided, that any non-public information provided to any Person given such access shall have previously been provided to Company or shall be provided to Company prior to or concurrently with the time it is provided to such Person, and (y) participate in discussions or negotiations with the Person making such Purchaser Acquisition Proposal (and such Person’s Representatives) regarding such Purchaser Acquisition Proposal.
          (b) Neither the Purchaser Board nor any committee thereof shall (i) (A) withdraw (or modify or qualify in any manner adverse to Company) or refuse to make the Purchaser Recommendations, or (B) adopt, approve, recommend, endorse or otherwise declare advisable the adoption of any Purchaser Acquisition Proposal (each such action set forth in this Section 5.4(b)(i) being referred to herein as a “Purchaser Adverse Recommendation Change”), or (ii) cause or permit Purchaser or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (each, a “Purchaser Alternative Acquisition Agreement”) constituting or related to, or which is intended to or is reasonably likely to lead to, any Purchaser Acquisition Proposal (other than a confidentiality agreement permitted by the terms of Section 5.4(a)). Notwithstanding the foregoing, at any time prior to obtaining the Purchaser Shareholder Approval, the Purchaser Board may, if the Purchaser Board determines in good faith (after consultation with outside counsel) that the failure to do so would be reasonably likely to violate its fiduciary duties under applicable Law, taking into account all adjustments to the terms of this Agreement that may be offered by Company pursuant to this Section 5.4(b), make a Purchaser Adverse Recommendation Change; provided, that Purchaser shall not make any Purchaser Adverse Recommendation Change in response to a Purchaser Acquisition Proposal, unless (A) Purchaser shall not have breached this Section 5.4 in any material respect and (B)
          (i) the Purchaser Board determines in good faith (after consultation with outside counsel and its financial advisor) that such Purchaser Acquisition Proposal is a Purchaser Superior Proposal and such Purchaser Superior Proposal has been made and has not been withdrawn and continues to be a Purchaser Superior Proposal after taking into account all adjustments to the terms of this Agreement that may be offered by Company pursuant to this Section 5.4(b);
          (ii) Purchaser has given Company at least four (4) Business Days’ prior written notice of its intention to take such action (which notice shall specify the material terms and conditions of any such Purchaser Superior Proposal (including the identity of the party making such Purchaser Superior Proposal) and has contemporaneously provided an unredacted copy of the relevant proposed transaction agreements with the party making such Purchaser Superior Proposal); and
          (iii) prior to effecting such Purchaser Adverse Recommendation Change, Purchaser has negotiated, and has caused its Representatives to negotiate, in good faith with Company during such notice period to the extent Company wishes to negotiate, to enable Company to revise the terms of this Agreement such that it would cause such Purchaser Superior Proposal to no longer constitute a Purchaser Superior Proposal.
In the event of any material change to the terms of such Purchaser Superior Proposal, Purchaser shall, in each case, be required to deliver to Company a new written notice, the notice period shall have recommenced and Purchaser shall be required to comply with its obligations under this Section 5.4 with respect to such new written notice, except that the deadline for such new written notice shall be reduced to two (2) Business Days (rather than four (4) Business Days referenced in clause (ii) above).
          (c) In addition to the obligations of Purchaser set forth in Sections 5.4(a) and (b), Purchaser promptly (and in any event within 24 hours of receipt) shall advise Company in writing in the event Purchaser or any of its Subsidiaries or Representatives receives (i) any Purchaser Acquisition Proposal or (ii) any request for non-public information (other than requests for information in the ordinary course of business consistent with past practice and unrelated to a Purchaser Acquisition Proposal) or to engage in negotiation that is reasonably likely to lead to or that contemplates a Purchaser Acquisition Proposal, in each case together with the material terms and conditions of such Purchaser Acquisition Proposal or request and the identity of the Person making any such Purchaser Acquisition Proposal or request. Purchaser shall keep Company reasonably well informed (orally and in writing) in all material respects on a timely basis of the status (including after the occurrence of any material amendment or modification) of any such Purchaser Acquisition Proposal or request and shall provide Company with copies of all material documentation and correspondence related thereto. Without limiting any of the foregoing, Purchaser shall promptly (and in any event within 24 hours) notify Company orally and in writing if it determines to begin providing non-public information or to engage in negotiations concerning a Purchaser Acquisition Proposal pursuant to Sections 5.4(a) or (b) and shall in no event begin providing such information or engaging in such discussions or negotiations prior to providing such notice.
          (d) Nothing contained in this Section 5.4 shall prohibit Purchaser from (i) issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or taking and disclosing a position contemplated by Rule 14e-2(a) and 14d-9 under the Exchange Act, in each case after the commencement of a tender offer (within the meaning of Rule 14d-2 under the Exchange Act), (ii) issuing a statement in connection with a Purchaser Acquisition Proposal that does not involve the commencement of a tender offer (within the meaning of Rule 14d-2 under the Exchange Act), so long as the statement includes no more information than would be required for a “stop, look and listen” communication under Rule 14d-9(f) under the Exchange Act if such provision was applicable, or (iii) making any disclosure to the shareholders of Purchaser if, in the good faith judgment of the Purchaser Board (after consultation with outside counsel), failure to so disclose would be reasonably likely to violate its duties under applicable Law; provided, that in no event shall this Section 5.4(d) affect the obligations of Purchaser specified in Sections 5.4(b) and (c); provided further, that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be a Purchaser Adverse Recommendation Change (including for purposes of Section 7.1(d)(ii)) unless the Purchaser Board promptly expressly reaffirms the Purchaser Recommendations.
          (e) For purposes of this Agreement:
               (i) “Purchaser Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any inquiry, proposal or offer with respect to a, or any, tender or exchange offer to acquire 20% or more of the voting power in Purchaser or any of its Subsidiaries, any inquiry, proposal or offer with respect to a merger, consolidation, share exchange or other business combination involving Purchaser or any of its Subsidiaries or any other inquiry, proposal or offer to acquire, license, lease, exchange or transfer in any manner 20% or more of the voting power in (whether by purchase of newly issued or outstanding shares of Purchaser Common Stock or securities convertible or exchangeable for shares of Purchaser Common Stock whether or not such shares are currently exchangeable or convertible), or 20% or more of the business, revenue, net income, assets or deposits of, Purchaser or any of its Subsidiaries, in each case, whether in one or any series of related transactions and whether from one Person or any “group” of Persons (as defined under Section 13(d) of the Exchange Act);

provided, that in no event shall any capital raise transaction in connection with the transactions contemplated by this Agreement be deemed a Purchaser Acquisition Proposal.
               (ii) “Purchaser Superior Proposal” means any unsolicited bona fide written Purchaser Acquisition Proposal (with the percentages set forth in the definition of such term changed from 20% to 50%) that the Purchaser Board determines in good faith (after consultation with outside counsel and its financial advisor), taking into account all legal, financial, regulatory and other aspects of the proposal and the Person (or group of Persons) making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), (A) if consummated, would be more favorable to the shareholders of Purchaser from a financial point of view than the transactions contemplated by this Agreement (including taking into account any adjustment to the terms and conditions proposed by Company in response to such proposal pursuant to Section 5.4(b) or otherwise) and (B) if accepted, is reasonably likely to be completed on the terms proposed on a timely basis.
     Section 5.5 Preparation of Registration Statement and the Joint Proxy Statement; Shareholders’ Meetings.
          (a) As soon as practicable following the date of this Agreement, Company and Purchaser shall prepare and file with the SEC the Joint Proxy Statement and Purchaser shall prepare and file with the SEC the Registration Statement, in which the Joint Proxy Statement will be included. Each party will advise the other, promptly after it receives notice thereof, of any request by the SEC to amend the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information and the parties shall use reasonable best efforts to respond (with the assistance of the other party) as promptly as practicable to any comments of the SEC with respect thereto. Each of Company and Purchaser shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated hereby. Company will use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to Company’s shareholders, and Purchaser will use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to Purchaser’s shareholders, in each case as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Purchaser shall also take any action required to be taken under any applicable state or foreign securities Laws in connection with the issuance of Purchaser Common Stock in the Merger, and each party shall furnish all information concerning itself and its shareholders as may be reasonably requested in connection with any such action. Purchaser will advise Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of Purchaser Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC to amend the Joint Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information, and Company will advise Purchaser, promptly after it receives notice thereof, of any request by the SEC to amend the Joint Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information. If prior to the Effective Time any event occurs with respect to Company, Purchaser or any

Subsidiary of Company or Purchaser, respectively, or any change occurs with respect to information supplied by or on behalf of Company or Purchaser, respectively, for inclusion in the Joint Proxy Statement or the Registration Statement that, in each case, is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement or the Registration Statement, Company or Purchaser, as applicable, shall promptly notify the other and Purchaser of such event, and Company, Purchaser and as applicable Purchaser shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Joint Proxy Statement and the Registration Statement and, as required by Law, in disseminating the information contained in such amendment or supplement to Company’s shareholders and to Purchaser’s shareholders.
          (b) Company shall, as promptly as reasonably practicable after the date the Registration Statement is declared effective, take all action necessary, including as required by and in accordance with the BCL, the Company Charter and the Company Bylaws to (i) duly call, give notice of, convene and (ii) hold a meeting of its shareholders (the “Company Shareholders Meeting”) for the purpose of obtaining the Company Shareholder Approval. Except in the case of a Company Adverse Recommendation Change specifically permitted by Section 5.3(b), Company, through the Company Board, shall take all action necessary to (x) recommend to its shareholders that they approve this Agreement, the Merger and the other transactions contemplated hereby, (y) include such recommendation in the Joint Proxy Statement and (z) solicit the Company Shareholder Approval. Without limiting the generality of the foregoing, Company agrees that its obligations pursuant to the first sentence of this Section 5.5(b) shall not be affected by the commencement, public proposal, public disclosure or communication to Company or any other Person of any Company Acquisition Proposal or the occurrence of any Company Adverse Recommendation Change. Notwithstanding any Company Adverse Recommendation Change, this Agreement shall be submitted to the shareholders of Company at the Company Shareholders Meeting for the purpose of approving this Agreement and nothing contained herein shall be deemed to relieve Company of such obligation. In addition to the foregoing, Company shall not submit to the vote of its shareholders any Company Acquisition Proposal in addition to or in lieu of the Merger (other than as expressly required by Section 12:138 of the BCL). If the Company Board has effected a Company Adverse Recommendation Change, then the Company Board may submit this Agreement to Company’s shareholders without recommendation (although the resolutions adopting this Agreement as of the date hereof may not be rescinded or amended), in which event the Company Board may communicate the basis for its lack of a recommendation to Company’s shareholders in the Joint Proxy Statement or an appropriate amendment or supplement thereto to the extent required by applicable Law.
          (c) Purchaser shall, as promptly as reasonably practicable after the date the Registration Statement is declared effective, take all action necessary, including as required by and in accordance with the BCA, the Purchaser Charter and the Purchaser Bylaws to (i) duly call, give notice of, convene and (ii) hold a meeting of its shareholders (the “Purchaser Shareholders Meeting”) for the purpose of obtaining the Purchaser Shareholder Approval. Except in the case of a Purchaser Adverse Recommendation Change specifically permitted by Section 5.4(b), Purchaser, through the Purchaser Board, shall take all action necessary to (x) recommend to its shareholders that they adopt and approve this Agreement, the Merger and the other transactions contemplated hereby, (y) include such recommendation in the Joint Proxy Statement and (z) solicit the Purchaser Shareholder Approval. Without limiting the generality of the foregoing, Purchaser agrees that its obligations pursuant to the first sentence of this Section 5.5(c) shall not be affected by the commencement, public proposal, public disclosure or communication to Purchaser or any other Person of any Purchaser Acquisition Proposal or the occurrence of any Purchaser Adverse Recommendation Change. Notwithstanding any Purchaser Adverse Recommendation Change, this Agreement shall be submitted to the shareholders of Purchaser at the Purchaser Shareholders Meeting for the purpose of approving this Agreement and nothing contained herein shall be deemed to relieve Purchaser of such obligation. In addition to the foregoing, Purchaser shall not submit to the vote of its shareholders any Purchaser Acquisition Proposal in addition to or in lieu of the Merger. If the Purchaser Board has effected a Purchaser Adverse Recommendation Change, then the Purchaser Board may submit this Agreement to Purchaser’s shareholders without recommendation (although the resolutions adopting this Agreement as of the date hereof may not be rescinded or amended), in which event the Purchaser Board may communicate the basis for its lack of a recommendation to Purchaser’s shareholders in the Joint Proxy Statement or an appropriate amendment or supplement thereto to the extent required by applicable Law.
          (d) Each of Company and Purchaser will use their reasonable best efforts to hold the Company Shareholders Meeting and the Purchaser Shareholders Meeting on the same date.
     Section 5.6 Access to Information; Confidentiality.
          (a) Subject to applicable Law, Company shall, and shall cause its Subsidiaries to, afford to Purchaser and its Representatives reasonable access during normal business hours and upon reasonable prior notice, during the period prior to the Effective Time or the termination of this Agreement in accordance with its terms, to all its properties, assets, books, contracts, commitments, personnel and records and, during such period, Company shall, and shall cause its Subsidiaries to, furnish promptly to Purchaser: (i) a copy of each report, schedule, registration statement and other document filed, furnished or received by it during such period pursuant to the requirements of federal or state securities Laws and which is not generally available on the EDGAR internet database and (ii) all other information concerning its and its Subsidiaries’ business, properties and personnel as the other party may reasonably request (including all work papers of its auditors and all Tax Returns filed and those in preparation); provided, that neither Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would, in the reasonable judgment of such party, (A) breach any agreement with any third party in effect on the date of this Agreement, (B) constitute a waiver of the attorney-client or other privilege held by such party or (C) otherwise violate any applicable Law. In the event any of the restrictions in clauses (A) through (C) of the foregoing sentence shall apply, the parties will make appropriate alternate disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with applicable Laws, including Antitrust Laws. As soon as reasonably practicable after they become available, but in no event more than 30 days after the end of each calendar month ending after the date hereof, Company will furnish to Purchaser (a) consolidated financial statements (including balance sheets and statements of operations) of Company and its Subsidiaries as of and for such month then ended, (b) internal management financial control reports showing actual financial performance against plan and previous period and (c) any reports provided to the Company Board or any committee thereof relating to the financial performance and risk management of Company. In addition, each party will furnish the other party with a copy of each report filed by it or any of its subsidiaries with a Governmental Entity (other than portions thereof relating to confidential supervisory or examination materials) within three (3) Business Days following the filing thereof. As soon as reasonably practicable after they become available, but in no event more than 30 days after the end of each calendar month ending after the date hereof, Purchaser will furnish to Company consolidated financial statements (including balance sheets and statements of operations) of Purchaser and its Subsidiaries as of and for such month then ended. Purchaser shall provide Company such other information, and such access to its properties and personnel, as Company may reasonably request in order to confirm Purchaser’s compliance with the terms of this Agreement; provided, that neither Purchaser nor any of its Subsidiaries shall be required to disclose information where such disclosure would, in the reasonable judgment of Purchaser, (A) breach any agreement with any third party in effect on the date of this Agreement, (B) constitute a waiver of the attorney-client or other privilege held by such party or (C) otherwise violate any applicable Law. In the event any of the restrictions in clauses (A) through (C) of the foregoing sentence shall apply, the parties will make appropriate alternate disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with applicable Laws, including Antitrust Laws.
          (b) All such information shall be held confidential in accordance with the terms of the Confidentiality Agreement between Purchaser and Company, dated as of December 17, 2010 (the “Confidentiality Agreement”).
          (c) No investigation pursuant to this Section 5.6 or information provided, made available or delivered to Company or Purchaser pursuant to this Agreement (other than the Company Disclosure Letter and the Purchaser Disclosure Letter to the extent explicitly provided therein) shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder.
     Section 5.7 Reasonable Best Efforts.
          (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as promptly as practicable (including consummation of the Bank Merger simultaneously with the Effective Time), including using reasonable best efforts to resist, contest or defend any Actions (including administrative Actions) challenging the Merger or the completion of the transactions contemplated hereby, and using reasonable best efforts to seek to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect and that could restrict, prevent or prohibit consummation of the transactions contemplated hereby; provided, that nothing contained herein shall preclude any party from exercising its rights under this Agreement; provided, further, that no party shall be required to take any action pursuant this Section 5.7 if the taking of such action is reasonably likely, in Purchaser’s reasonable judgment, to result in a condition or restriction having an effect of the type referred to in Section 6.1(b)(2).

          (b) The parties shall, and shall cause their respective Subsidiaries to, cooperate and use all reasonable best efforts to prepare as promptly as possible all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of Governmental Entities necessary to consummate the transactions contemplated by this Agreement, including consummation of the Merger and the Bank Merger (the “Requisite Regulatory Approvals”), and will make all necessary filings in respect of those Requisite Regulatory Approvals as soon as practicable. Each party will have the right to review in advance, and to the extent practicable each party will consult with the other party, in each case subject to applicable laws relating to the confidentiality of information, all information relating to it and any of its Subsidiaries that appear in any filing made with or written materials submitted to any Governmental Entity in connection with the Requisite Regulatory Approvals; provided, that, for the avoidance of doubt, in no event shall Purchaser be obligated to provide Company with any information relating to or containing any confidential supervisory or regulatory examination materials or information. In exercising the foregoing right, each of the parties will act reasonably and as promptly as practicable. Each party agrees that it will consult with the other party with respect to obtaining all material permits, consents, approvals and authorizations of all Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement, and each party will keep the other party apprised of the status of material matters relating to completion of the transactions contemplated hereby.
          (c) Subject to applicable Law and the instructions of any Governmental Entity, each party shall keep the other party reasonably apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other party with copies of notices or other written communications received by it or any of its Subsidiaries from any Governmental Entity with respect to such transactions; provided, that, for the avoidance of doubt, in no event shall Purchaser be obligated to provide Company with any information relating to or containing any confidential supervisory or regulatory examination materials or information.
          Section 5.8 Takeover Laws. Each of Company and Purchaser and their respective Boards of Directors shall (a) take no action to cause any Takeover Law to become applicable to this Agreement, the Merger or any of the other transactions contemplated hereby and (b) if any Takeover Law is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated hereby, use reasonable best efforts to take all action necessary to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Law with respect to this Agreement, the Merger and the other transactions contemplated hereby.
     Section 5.9 Notification of Certain Matters. Company and Purchaser shall promptly notify each other of (a) any notice or other communication received by such party from any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated hereby, (b) any Action commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which, in any such case, relate to the Merger or the other transactions contemplated hereby or (c) any change, condition or event

(i) that renders or would reasonably be expected to render any representation or warranty of such party set forth in this Agreement to be untrue or inaccurate to an extent such that the condition set forth in Section 6.2(a) or 6.3(a), as applicable, would not be satisfied if the Closing were to then occur or (ii) that results or would reasonably be expected to result in any failure of such party to comply with or satisfy in any material respect any covenant, condition or agreement (including any condition set forth in Article VI) to be complied with or satisfied by such party hereunder; provided, that no such notification, nor any failure to make such notification, shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder.
     Section 5.10 Indemnification, Exculpation and Insurance.
          (a) Subject to Section 5.10(b), Purchaser agrees that, to the fullest extent permitted under applicable Law, all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matter in connection with the transactions contemplated by this Agreement), now existing in favor of the current or former directors, officers or employees of Company or any of its Subsidiaries or fiduciaries of Company or any of its Subsidiaries under Company Plans (collectively, the “Indemnified Parties”), as provided in the Company Charter or Company Bylaws and as in effect as of the date hereof, shall survive the Merger and shall continue in full force and effect in accordance with their terms; provided, that nothing herein shall be construed to limit Surviving Corporation’s ability following the Closing to undertake any type of internal reorganization as it may deem desirable, including liquidating, merging or otherwise taking action with respect to any Subsidiary or Affiliate of Surviving Corporation.
          (b) For a period of six years from and after the Effective Time, Surviving Corporation shall indemnify and hold harmless each Indemnified Party, and any person who becomes an Indemnified Party between the date hereof and the Effective Time, to the fullest extent permitted by the current provisions regarding indemnification of Indemnified Parties contained in the Company Charter and the Company Bylaws (or comparable organizational documents) of each of the Company and its Subsidiaries, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director or officer of Company, any of its Subsidiaries or any of their respective predecessors or was prior to the Effective Time serving at the request of any such party as a director, officer, employee, trustee or partner of another corporation, partnership, trust, joint venture, employee benefit plan or other entity or (ii) any matters arising in connection with the transactions contemplated by this Agreement to the fullest extent permitted by the current provisions regarding indemnification of Indemnified Parties contained in the Company Charter and the Company Bylaws (or comparable organizational documents) of each of the Company and its Subsidiaries, and Surviving Corporation shall also advance expenses as incurred in each case, upon receipt of an undertaking, from such Indemnified Party to repay such advanced expenses if it is determined by a final and nonappealable judgment of a court of competent jurisdiction that such Indemnified Party was not entitled to indemnification hereunder. In the event any claim is asserted within such six-year period, all such rights in respect of any such claim shall continue until disposition thereof.

          (c) For a period of six years after the Effective Time, Surviving Corporation shall maintain in effect Company’s current directors’ and officers’ liability insurance covering each Person currently covered by Company’s directors’ and officers’ liability insurance policy (a correct and complete copy of which has been heretofore made available to Purchaser) for acts or omissions occurring prior to the Effective Time; provided, that in no event shall Surviving Corporation be required to expend annually in the aggregate an amount in excess of 300% of the amount of the aggregate premiums paid by Company for fiscal year 2010 for such purpose (which fiscal year 2010 premiums are hereby represented and warranted by Company to be as set forth in Section 5.10(c) of the Company Disclosure Letter, the “Insurance Amount”)) and, if Surviving Corporation is unable to maintain such policy (or substitute policy) as a result of this proviso, Surviving Corporation shall obtain as much comparable insurance as is available for a period of six years following the Effective Time by payment of such amount; provided, further, that (i) Surviving Corporation may substitute therefor “tail” policies the material terms of which, including coverage and amount, are no less favorable in any material respect to such directors and officers than Company’s existing policies as of the date hereof or (ii) Surviving Corporation may request that Company obtain such extended reporting period coverage under Company’s existing insurance programs (to be effective as of the Effective Time).
          (d) In the event that Surviving Corporation or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all its properties and assets to any Person, then, and in each such case, Surviving Corporation shall cause proper provision to be made so that the successor and assign of Surviving Corporation assumes the obligations set forth in this Section 5.10.
          (e) The provisions of this Section 5.10 shall survive consummation of the Merger and the Bank Merger and are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her legal representatives.
     Section 5.11 Employees.
          (a) All individuals employed by Company or any of its Subsidiaries immediately prior to the Effective Time shall automatically become employees of Purchaser and its affiliates as of the Effective Time. Immediately following the Effective Time, (i) Surviving Corporation shall cause each individual employed by Company or any of its Subsidiaries as of the Closing Date who continues in the employment of Surviving Corporation or any of its affiliates (each a “Company Employee”) to (x) receive base salary or wages, as applicable, as well as eligibility to be considered for incentive compensation (including with respect to equity compensation) opportunities pursuant to employee benefit plans or arrangements maintained by Surviving Corporation or any Subsidiary of Surviving Corporation that are no less favorable than those provided to a similarly situated employee of the Surviving Corporation or Subsidiary, as applicable, who was employed by Purchaser as of the Closing Date (“Similar Purchaser Employees”) and (y) become eligible to participate in the other Purchaser Plans that are employee benefit plans (including severance plans) in which Similar Purchaser Employees are eligible to participate, and on terms no less favorable than such Similar Purchaser Employees, benefits; provided, that until at least the first anniversary of the Closing Date and, at the discretion of Purchaser, through the date that is 18 months following the Closing Date, Purchaser shall continue to maintain, and allow the Company Employees to participate in, Company’s severance plans and policies and that Company Plan that is a tax-qualified defined benefit pension plan and that is a Retiree Medical Benefits plan. Nothing contained in this Section 5.11 shall (A) be construed to create (x) any third-party beneficiary rights in any current or former employee of Company, Purchaser or their Affiliates (including any dependant or beneficiary thereof) or any Person other than the parties to this Agreement (including any participant in any Company Plan, or any dependant or beneficiary thereof) or (y) any right to employment or continued employment for any specified period or to a particular term or condition of employment with Purchaser, Surviving Corporation or their Affiliates, or (B) except as set forth in this Section 5.11, limit the ability of Purchaser, Surviving Corporation or their Affiliates to amend, modify or terminate any Company Plan or other benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them.
          (b) If requested by Purchaser after the date hereof and prior to the Closing, the Company and each of its Subsidiaries shall terminate, effective as of the Closing Date, any Company Plan that is intended to constitute a tax-qualified defined contribution plan under Code Section 401(k) (a “401(k) Plan”), in which case the Company Employees shall, effective immediately after the Closing, be eligible to participate in a corresponding Purchaser Plan. If Company is requested by Purchaser to terminate its 401(k) Plan, Purchaser agrees to take all action necessary to cause the trustee of the corresponding Purchaser Plan to accept a direct rollover of all or a portion of a Company Employee’s distribution from Company’s 401(k) Plan, including any 401(k) Plan loans under terms and conditions established by the administrator of the corresponding Purchaser Plan.
          (c) For all purposes (including but not limited to purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Purchaser (such employee benefit plans of Purchaser shall be referred to hereinafter as the “New Plans”) providing benefits to any Company Employee, each Company Employee shall be credited with his or her years of service with Company and its Affiliates and their respective predecessors to the same extent as such Company Employee was entitled to credit for such service under any applicable similar Company Plan in which such Company Employee participated or was eligible to participate immediately prior to the Transition Date, provided, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service and shall not apply for purposes of retiree medical benefits or for purposes of level of benefits under defined benefit pension plans. “Transition Date” means, with respect to any Company Employee, the date Purchaser or Surviving Corporation commences providing benefits to such employee with respect to each New Plan.
          (d) In addition, and without limiting the generality of the foregoing, as of the Transition Date, Purchaser shall, or shall cause Surviving Corporation to, use commercially reasonable efforts to provide that (A) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans of Purchaser to the extent coverage under such New Plan is similar in type to an applicable Company employee benefit plan in which such Company Employee was participating immediately prior to the Transition Date (such plans of Company prior to the Transition Date collectively, the “Old Plans”); (B) for purposes of each New Plan providing medical, dental, pharmaceutical, vision or similar benefits to any Company Employee, all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company Employee and his or her covered dependents, unless such conditions would not have been waived under the similar plans of Company or its Affiliates in which such Company Employee, as applicable, participated or was eligible to participate immediately prior to the Transition Date; and (C) any eligible expenses incurred by such Company Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the Transition Date to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.
          (e) Purchaser shall, or shall cause Surviving Corporation to, assume and honor the obligations of Company and its Subsidiaries under all employment, severance, consulting, retirement and other compensation Contracts in accordance with their terms. Purchaser hereby acknowledges that the Merger will constitute a “Change in Control” (or concept of similar import) in accordance with the provisions of such Contracts and the Company Plans. Surviving Corporation shall, after consummation of the Merger, and shall cause Purchaser Bank, after consummation of the Bank Merger, to, pay all amounts, if and when due, as provided under such Company Plans and Contracts, including as a result of a change in control of Company or termination of employment thereafter, as applicable, in accordance with their respective terms, and to honor all rights, privileges and modifications to or with respect to any such Company Plans or Contracts which become effective as a result of such change in control or termination of employment.
     Section 5.12 Public Announcements. Purchaser and Company shall cooperate with respect to the issuing of any press release or other public statements with respect to this Agreement, the Merger and the other transactions contemplated hereby and, without the prior consent of Purchaser, which consent shall not be unreasonably withheld, Company shall not issue any such press release or make any public announcement, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. It is understood that Purchaser shall assume primary responsibility for the preparation of joint press releases relating to this Agreement, the Merger and the other transactions contemplated hereby. Notwithstanding the foregoing, nothing in this Section 5.12 shall limit Company’s (or Company Board’s) or Purchaser’s (or Purchaser Board’s) rights under Sections 5.3 or 5.4, respectively.
     Section 5.13 Stock Exchange Listing. Purchaser shall use its reasonable best efforts to cause the shares of Purchaser Common Stock (i) issuable to Company shareholders and (ii) reserved for issuance upon the exercise of Purchaser Stock Options issued in substitution of Company Stock Options, in each case, as contemplated by this Agreement, to be approved for listing on Nasdaq prior to the Closing Date.
     Section 5.14 Section 16 Matters. Prior to the Effective Time, if Company provides Purchaser the Section 16 Information reasonably in advance of the Effective Time, the parties will each take such steps as may be reasonably necessary or appropriate to cause any disposition of shares of Company Common Stock or conversion of any derivative securities in respect of shares of Company Common Stock in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the

Exchange Act. “Section 16 Information” shall mean information accurate in all respects regarding Company Insiders, the number of shares of Company Common Stock held by each such Company Insider and the number and description of the Company Options held by each such Company Insider. “Company Insiders” shall mean those officers and directors of Company who are subject to the reporting requirements of Section 16(a) of the Exchange Act.
     Section 5.15 No Control of Other Party’s Business. Nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct the operations of Company or its Subsidiaries prior to the Effective Time, and nothing contained in this Agreement shall give Company, directly or indirectly, the right to control or direct the operations of Purchaser or its Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of Company and Purchaser shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.
     Section 5.16 Preferred Stock Held By U.S. Treasury. At the request of Purchaser, Company shall use its reasonable best efforts to cause or facilitate the repurchase or redemption by Purchaser or one of its Subsidiaries of all (or such portion as Purchaser may designate) of the issued and outstanding shares of Series A Preferred Stock and the Company Warrant from the United States Department of the Treasury or other holders thereof concurrently with or immediately after the consummation of the Merger. In furtherance of the foregoing, Company shall provide, and shall cause its Subsidiaries and its and their Representatives to provide, all reasonable cooperation and take all reasonable actions as may be requested by Purchaser in connection with such repurchase or redemption, including by (i) furnishing all information concerning Company and its Subsidiaries that Purchaser or any applicable Governmental Entity may request in connection with such repurchase or redemption or with respect to the effects of such purchase on Purchaser or its pro forma capitalization, (ii) assisting with the preparation of any analyses or presentations Purchaser deems necessary or advisable in its reasonable judgment in connection with such repurchase or redemption or the effects thereof and (iii) entering into any agreement with such holder (including any letter agreement among Company, Purchaser and such holder) to effect the repurchase or redemption of such shares as Purchaser may reasonably request (provided that neither Company nor any of its Subsidiaries shall be required to agree to any obligation that is not contingent upon the consummation of the Merger). Prior to and at the Closing, Purchaser shall take such actions as may be required for Closing in connection with the Company Series A Preferred Stock.
     Section 5.17 Plan of Reorganization.
          (a) The parties intend that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Code and that this Agreement constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the income tax regulations promulgated under the Code. From and after the date of this Agreement and until the Effective Time, each of Company and Purchaser shall use its commercially reasonable efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Following the Effective Time, neither Purchaser nor any Affiliate knowingly shall take any action, cause any action to be taken, fail to take any action, or cause any action to fail to be taken, which action or failure to act could prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.
          (b) As of the date hereof, Company does not know of any reason (i) why it would not be able to deliver to counsel to Company and counsel to Purchaser, at the date of the legal opinions referred to in Sections 6.2(d) and 6.3(d), certificates substantially in compliance with IRS published advance ruling guidelines, with reasonable or customary exceptions and modifications thereto (the “IRS Guidelines”), to enable counsel to Purchaser and counsel to Company to deliver the legal opinions contemplated by Sections 6.2(d) and 6.3(d), respectively, and Company hereby agrees to deliver such certificates effective as of the date of such opinions or (ii) why counsel to Company would not be able to deliver the opinion required by Section 6.3(d). Company will deliver such certificates to counsel to Company and counsel to Purchaser.
          (c) As of the date hereof, Purchaser does not know of any reason (i) why it would not be able to deliver to counsel to Purchaser and counsel to Company, at the date of the legal opinions referred to in Section 6.2(d) and 6.3(d), certificates substantially in compliance with the IRS Guidelines, with reasonable or customary exceptions and modifications thereto, to enable counsel to Purchaser and counsel to Company to deliver the legal opinions contemplated by Sections 6.2(d) and 6.3(d), respectively, and Purchaser hereby agrees to deliver such certificates effective as of the date of such opinions or (ii) why counsel to Purchaser would not be able to deliver the opinion required by Section 6.2(d). Purchaser will deliver such certificates to counsel to Purchaser and counsel to Company.
     Section 5.18 Operating Functions. Company and Bank Subsidiary shall cooperate with Purchaser and Purchaser Bank in connection with planning for the efficient and orderly combination of the parties and the operation of Purchaser Bank (including the former operations of Bank Subsidiary) after the Bank Merger, and in preparing for the consolidation of appropriate operating functions to be effective on the Effective Date or such later date as Purchaser may decide. Company shall take any action Purchaser may reasonably request prior to the Effective Time to facilitate the combination of the operations of Bank Subsidiary with Purchaser Bank. Without limiting the foregoing, Company shall provide office space and support services (and other reasonably requested support and assistance) in connection with the foregoing, and senior officers of Company and Purchaser shall meet from time to time as Company or Purchaser may reasonably request, to review the financial and operational affairs of Company and Bank Subsidiary, and Company shall give due consideration to Purchaser’s input on such matters, with the understanding that, notwithstanding any other provision contained in this Agreement, (i) neither Purchaser nor Purchaser Bank shall under any circumstance be permitted to exercise control of Company, Bank Subsidiary or any of Company’s other Subsidiaries prior to the Effective Time, (ii) neither Company nor any of its Subsidiaries shall be under any obligation to act in a manner that could reasonably be deemed to constitute anti-competitive behavior under federal or state antitrust laws, and (iii) neither Company nor any of its Subsidiaries shall be required to agree to any material obligation that is not contingent upon the consummation of the Merger.
     Section 5.19 Shareholder Litigation. Company shall give Purchaser the opportunity to participate in the defense or settlement of any shareholder litigation against Company and/or its directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without Purchaser’s prior written consent (such consent not to be unreasonably withheld or delayed).
ARTICLE VI
CONDITIONS PRECEDENT
     Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The obligation of each party to effect the Merger and the Bank Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:
          (a) Shareholder Approvals. Each of the Company Shareholder Approval and the Purchaser Shareholder Approval shall have been obtained.
          (b) Regulatory Approvals. (1) All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated and (2) there shall not be any action taken, or any Law enacted, entered, enforced or deemed applicable to the transactions contemplated by this Agreement, by any Governmental Entity, in connection with the grant of a Requisite Regulatory Approval, which shall have imposed a restriction or condition on, or requirement of, such approval that would, after the Effective Time, reasonably be expected to restrict or burden Purchaser (i) in connection with the transactions contemplated hereby or (ii) with respect to the business or operations of Purchaser or any of its Subsidiaries, in any manner in the case of either (i) or (ii) that would have a Purchaser Material Adverse Effect (after giving effect to the Merger and measured on a scale relative to Company).
          (c) No Injunctions or Legal Restraints; Illegality. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits or makes illegal consummation of the Merger or the Bank Merger.
          (d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and be in effect and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn.
     Section 6.2 Conditions to the Obligations of Purchaser. The obligation of Purchaser to effect the Merger and the Bank Merger is also subject to the satisfaction, or waiver by Purchaser, at or prior to the Effective Time of the following conditions:
          (a) Representations and Warranties. Each of the representations and warranties of Company set forth in (i) this Agreement (other than the representations and warranties set forth in Sections 3.2(a) and 3.8(b)) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties (other than the representations and warranties set forth in Sections 3.2(a) and 3.8(b)) which, individually or in the aggregate, have not had a Company Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality and “Company Material Adverse Effect” qualifications and exceptions contained in such representations and warranties shall be disregarded), (ii) Sections 3.2(a) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date and (iii) Section 3.8(b) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date.
          (b) Performance of Obligations of Company. Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.
          (c) Officers’ Certificate. Purchaser shall have received a certificate signed on behalf of Company by an executive officer of Company certifying as to the matters set forth in Sections 6.2(a) and 6.2(b).
          (d) Tax Opinion. Purchaser shall have received a written opinion from Wachtell, Lipton, Rosen & Katz, counsel to Purchaser, dated as of the Closing Date, and based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. Such counsel shall be entitled to rely upon representation letters from each of Purchaser and Company, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated as of the date of such opinion.
     Section 6.3 Conditions to the Obligations of Company. The obligation of Company to effect the Merger and the Bank Merger is also subject to the satisfaction, or waiver by Company, at or prior to the Effective Time of the following conditions:
          (a) Representations and Warranties. Each of the representations and warranties of Purchaser set forth in (i) this Agreement (other than the representations and warranties set forth in Section 4.2(a) and Section 4.7(b)) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties (other than the representations and warranties set forth in Section 4.2(a) and Section 4.7(b)) which, individually or in the aggregate, have not had a Purchaser Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality and “Purchaser Material Adverse Effect” qualifications and exceptions contained in such representations and warranties shall be disregarded), (ii) Section 4.2(a) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date and (iii) Section 4.7(b) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date.
          (b) Performance of Obligations of Purchaser. Purchaser shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

          (c) Officers’ Certificate. Company shall have received a certificate signed on behalf of Purchaser by an executive officer of Purchaser certifying as to the matters set forth in Sections 6.3(a) and 6.3(b).
          (d) Tax Opinion. Company shall have received a written opinion from Alston & Bird LLP, counsel to Company, dated as of the Closing Date, and based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the Merger will treated as a reorganization within the meaning of Section 368(a) of the Code. Such counsel shall be entitled to rely upon representation letters from each of Purchaser, Company, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated as of the date of such opinion. The opinion condition referred to in this Section 6.3(d) shall not be waivable after receipt of the Company Shareholder Approval, unless further approval of the shareholders of Company is obtained with appropriate disclosure.
ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER
     Section 7.1 Termination. This Agreement may be terminated and the Merger and the Bank Merger may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the shareholders of Company and/or the shareholders of Purchaser (except as otherwise specified in this Section 7.1):
          (a) by mutual written consent of Purchaser and Company;
          (b) by either Purchaser or Company:
               (i) if the Merger shall not have been consummated on or before September 30, 2011 (the “Outside Date”); provided, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of the failure of the Effective Time to occur on or before such date;
               (ii) if any court of competent jurisdiction or other Governmental Entity shall have issued a judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable;
               (iii) if the Company Shareholder Approval shall not have been obtained at the Company Shareholders Meeting or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken;
               (iv) if the Purchaser Shareholder Approval shall not have been obtained at the Purchaser Shareholders Meeting or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken; or

               (v) if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the consummation of the Merger or the Bank Merger by final, nonappealable action of such Governmental Entity;
          (c) by Purchaser:
               (i) if Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform, either individually or in the aggregate, if occurring or continuing on the date on which the Closing would otherwise occur (A) would result in the failure of any of the conditions set forth in Section 6.1 or 6.2 and (B) cannot be or has not been cured or has not been waived by the earlier of (1) the Outside Date and (2) 30 days after the giving of written notice to Company of such breach or failure; or
               (ii) if, prior to receipt of the Company Shareholder Approval, Company or the Company Board (or any committee thereof) has (A) effected a Company Adverse Recommendation Change or approved, adopted, endorsed or recommended any Company Acquisition Proposal, (B) failed to recommend the Merger and the approval of this Agreement by the shareholders of the Company, (C) materially breached the terms of Section 5.3 in any respect adverse to Purchaser, or (D) materially breached its obligations under Section 5.5 by failing to call, give notice of, convene and hold the Company Shareholders Meeting in accordance with Section 5.5; or
               (iii) if Company or the Company Board has, in response to the commencement (other than by Purchaser or a Subsidiary thereof) of a tender offer or exchange offer for 20% or more of the outstanding shares of Company Common Stock, recommended that the shareholders of Company tender their shares in such tender or exchange offer or otherwise failed to recommend that such shareholders reject such tender offer or exchange offer within the ten (10) Business Day period specified in Rule 14e-2(a) under the Exchange Act.
          (d) by Company:
               (i) if Purchaser shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform, either individually or in the aggregate, if occurring or continuing on the date on which the Closing would otherwise occur (A) would result in the failure of any of the conditions set forth in Section 6.1 or 6.3 and (B) cannot be or has not been cured or has not been waived by the earlier of (1) the Outside Date and (2) 30 days after the giving of written notice to Purchaser of such breach or failure; or
               (ii) if, prior to receipt of the Purchaser Shareholder Approval, Purchaser or the Purchaser Board (or any committee thereof) has (A) effected a Purchaser Adverse Recommendation Change or approved, adopted, endorsed or recommended any Purchaser Acquisition Proposal, (B) failed to recommend the Merger and the approval of this Agreement by the shareholders of Purchaser, (C) materially breached the terms of Section 5.4 in any respect adverse to Company, (D) materially breached its obligations under Section 5.5 by failing to call, give notice of, convene and hold the Purchaser Shareholders Meeting in accordance with Section 5.5; or
               (iii) if Purchaser or the Purchaser Board has, in response to the commencement (other than by Company or a Subsidiary thereof) of a tender offer or exchange offer for 20% or more of the outstanding shares of Purchaser Common Stock, recommended that the shareholders of Purchaser tender their shares in such tender or exchange offer or otherwise failed to recommend that such shareholders reject such tender offer or exchange offer within the ten (10) Business Day period specified in Rule 14e-2(a) under the Exchange Act.
     Section 7.2 Effect of Termination. In the event of termination of the Agreement, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Purchaser or Company, except that the Confidentiality Agreement, this Section 7.2, Section 7.3 (Fees and Expenses), Section 7.4 (Amendment or Supplement), Section 7.5 (Extension of Time; Waiver) and Article VIII (General Provisions) of this Agreement shall survive the termination hereof; provided, that no such termination shall relieve any party hereto from any liability or damages resulting from any Intentional Breach prior to such termination of any of its representations, warranties, covenants or agreements set forth in this Agreement.
     Section 7.3 Fees and Expenses.
          (a) Except as otherwise provided in this Section 7.3, all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that the expenses incurred in connection with the filing, printing and mailing of the Joint Proxy Statement, and all filing and other fees paid to the SEC, in each case in connection with the Merger (other than attorneys’ fees, accountants’ fees and related expenses), shall be shared equally by Purchaser and Company.
          (b) In the event that:
          (i) (A) a Company Acquisition Proposal (whether or not conditional) or intention to make a Company Acquisition Proposal (whether or not conditional) shall have been made directly to Company’s shareholders or otherwise publicly disclosed or otherwise communicated or made known to senior management of Company or Company Board and (B) this Agreement is thereafter terminated by Company or Purchaser pursuant to Section 7.1(b)(i) (if the Company Shareholder Approval has not theretofore been obtained after the Registration Statement shall have been declared effective) or Section 7.1.(b)(iii) or by Purchaser pursuant to Section 7.1(c)(i), then if within 12 months after such termination Company or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates a transaction contemplated by, any Company Acquisition Proposal (which, in each case, need not be the same Company Acquisition Proposal that shall have been made, publicly disclosed or communicated prior to termination hereof) then Company shall pay the Company Termination Fee on the date of such execution or consummation; or

          (ii) this Agreement is terminated by Purchaser pursuant to Section 7.1(c)(ii) or 7.1(c)(iii), then, in any such event, Company shall pay to Purchaser a termination fee of $50,000,000.00 (the “Company Termination Fee”), it being understood that in no event shall Company be required to pay the Company Termination Fee on more than one occasion.
          (c) In the event that:
          (i) (A) a Purchaser Acquisition Proposal (whether or not conditional) or intention to make a Purchaser Acquisition Proposal (whether or not conditional) shall have been made directly to Purchaser’s shareholders or otherwise publicly disclosed or otherwise communicated or made known to senior management of Purchaser or the Purchaser Board and (B) this Agreement is thereafter terminated by Company or Purchaser pursuant to Section 7.1(b)(i) (if the Purchaser Shareholder Approval has not theretofore been obtained after the Registration Statement shall have been declared effective) or Section 7.1(b)(iv) or by Company pursuant to Section 7.1(d)(i), then if within 12 months after such termination Purchaser or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates a transaction contemplated by, any Purchaser Acquisition Proposal (which, in each case, need not be the same Purchaser Acquisition Proposal that shall have been made, publicly disclosed or communicated prior to termination hereof) then Purchaser shall pay the Purchaser Termination Fee on the date of such execution or consummation; or
          (ii) this Agreement is terminated by Company pursuant to Section 7.1(d)(ii) or Section 7.1(d)(iii), then Purchaser shall pay to Company a termination fee of $50,000,000.00 (the “Purchaser Termination Fee”), it being understood that in no event shall Purchaser be required to pay the Purchaser Termination Fee on more than one occasion.
          (d) For purposes of this Section 7.3:
               (i) “Company Acquisition Proposal” shall have the meaning ascribed thereto in Section 5.3(e)(i) except that references in Section 5.3(e)(i) to “20%” shall be replaced by “50%”; and
               (ii) “Purchaser Acquisition Proposal” shall have the meaning ascribed thereto in Section 5.4(e)(i) except that references in Section 5.4(e)(i) to “20%” shall be replaced by “50%”.
          (e) Payment of the Company Termination Fee shall be made by wire transfer of same day funds to the account or accounts designated by Purchaser (i) at the time or times provided in Section 7.3(b)(i), in the case of a Company Termination Fee payable pursuant to Section 7.3(b)(i) and (ii) as promptly as reasonably practicable after termination (and, in any event, within two Business Days thereof), in the case of termination by Purchaser pursuant to Section 7.1(c)(ii) or Section 7.1(c)(iii).

          (f) Payment of the Purchaser Termination Fee shall be made by wire transfer of same day funds to the account or accounts designated by Company (i) at the time or times provided in Section 7.3(c)(i), in the case of a Purchaser Termination Fee payable pursuant to Section 7.3(c)(i) and (ii) as promptly as reasonably practicable after termination (and, in any event, within two Business Days thereof), in the case of termination by Company pursuant to Section 7.1(d)(ii) or Section 7.1(d)(iii).
          (g) Each of Company and Purchaser acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if either Company or Purchaser fails promptly to pay any amounts due pursuant to this Section 7.3, and, in order to obtain such payment, the other party commences a suit that results in a judgment against the non-paying party for the amounts set forth in this Section 7.3, the non-paying party shall pay to other party its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 7.3 from the date of termination of this Agreement at a rate per annum equal to the prime rate published in The Wall Street Journal on the date such payment was required to be made.
     Section 7.4 Amendment or Supplement. This Agreement may be amended, modified or supplemented by the parties by action taken or authorized by their respective Boards of Directors at any time prior to the Effective Time, whether before or after the Company Shareholder Approval and the Purchaser Shareholder Approval have been obtained; provided, that after the Company Shareholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law requires further approval or adoption by the shareholders of Company without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.
     Section 7.5 Extension of Time; Waiver. At any time prior to the Effective Time, the parties may, by action taken or authorized by their respective Boards of Directors, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other parties contained herein. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

ARTICLE VIII
GENERAL PROVISIONS
     Section 8.1 Nonsurvival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the parties which by their express terms apply, or are to be performed in whole or in part, after the Effective Time.
     Section 8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile, upon confirmation of receipt, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:
(i)	if to Purchaser or Surviving Corporation, to:
Hancock Holding Company
One Hancock Plaza
Gulfport, Mississippi 39502
Attention: Joy Lambert Phillips, EVP & General Counsel
Facsimile: (228) 563-5759

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Attention: Nicholas G. Demmo
Facsimile: (212) 403-2381
(ii)	if to Company, to: Whitney Holding Corporation Suite 626 Whitney Building 228 St. Charles Avenue New Orleans, Louisiana 70130 Attention: Joseph S. Schwertz, Jr. Facsimile: (504) 619-4155

with a copy (which shall not constitute notice) to: Alston & Bird LLP 1201 West Peachtree Street Atlanta, GA 30324 Attention: Randolph A. Moore III David E. Brown, Jr.
Facsimile: (404) 253-8340
     Section 8.3 Certain Definitions. For purposes of this Agreement:
          (a) “Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.
          (b) “BHC Act” means the Bank Holding Company Act of 1956, as amended.
          (c) “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New Orleans, Louisiana or Gulfport, Mississippi are authorized by Law or executive order to be closed.
          (d) “Company Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that (A) is or would reasonably be expected to be materially adverse to the business, assets, liabilities, condition (financial or otherwise) or results of operations of Company and its Subsidiaries, taken as a whole, or (B) prevents or materially impairs the ability of Company to consummate, or prevents or materially delays, the Merger or any of the other transactions contemplated by this Agreement or would reasonably be expected to do so; provided, that a Company Material Adverse Effect for purposes of clause (A) shall not include any event, change, circumstance, occurrence, effect or state of facts to the extent (1) generally affecting banks, bank holding companies or financial holding companies, or the economy or the financial, securities or credit markets, including changes in prevailing interest rates, credit availability, liquidity and quality, currency exchange rates, price levels or trading volumes in the United States or foreign securities markets, (2) any outbreak or escalation of hostilities or declared or undeclared acts of war or terrorism (other than any of the foregoing that causes any damage or destruction to or renders physically unusable or inaccessible any facility or property of Company or any of its Subsidiaries), (3) reflecting or resulting from changes in Law or GAAP or regulatory accounting requirements or published interpretations thereof generally affecting banks, bank holding companies or financial holding companies, (4) demonstrably resulting from the announcement or pendency of the transactions contemplated by this Agreement, (5) any actions expressly required by this Agreement or that are taken with the prior informed written consent of Purchaser in contemplation of the transactions contemplated hereby, (6) the consummation of, or any failure to consummate, any proposed loan or asset sales, (7) any failure by Company to meet published or unpublished revenue or earnings projections or budgets or any decrease in the trading or market price, or change in trading volume, of Company’s capital stock, (8) the downgrade in rating of any debt or debt securities of Company or any of its Subsidiaries, and (9) any legal claims asserted or other Actions initiated by any holder of shares of Company Common Stock arising out of or relating to this Agreement;

except, with respect to clauses (1), (2) and (3), to the extent that the impact of such event, change, circumstances, occurrence, effect or state of facts has a disproportionately adverse effect on Company and its Subsidiaries, taken as a whole, as compared to similarly situated banks, bank holding companies or financial holding companies; and provided further that, with respect to clauses (7) and (8), the facts and circumstances giving rise to such failure, decrease, change or downgrade that are not otherwise excluded from the definition of a Company Material Adverse Effect pursuant to other clauses of the definition may be taken into account in determining whether there has been a Company Material Adverse Effect.
          (e) “Contract” means loan or credit agreement, bond, debenture, note, mortgage, indenture, guarantee, license, lease, purchase or sale order or other contract, commitment, agreement, instrument, obligation, arrangement, understanding, undertaking, Permit, concession or franchise, whether oral or written (including all amendments to any of the forgoing).
          (f) “control” (including the terms “controlled, “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise.
          (g) “Exchange Act” means the Securities and Exchange Act of 1934, as amended, and the rules and regulations thereunder.
          (h) “FDIC” means the Federal Deposit Insurance Corporation.
          (i) “Federal Reserve” means the Board of Governors of the Federal Reserve System.
          (j) “Governmental Entity” means any federal, state, local or foreign government or subdivision thereof or any other governmental, administrative, judicial, taxing, arbitral, legislative, executive, regulatory or self-regulatory authority, instrumentality, agency, commission or body.
          (k) “Intentional Breach” means a material breach that is a consequence of an act undertaken by the breaching party with the knowledge (actual or constructive) that the taking of such act would, or would reasonably be expected to, cause a breach of this Agreement.
          (l) “Intellectual Property” means any and all intellectual property rights arising from or associated with any of the following, whether protected, created or arising under the laws of the United States or any other jurisdiction: (i) trade names, trademarks and service marks (registered and unregistered), trade dress and similar rights, and applications (including intent to use applications) to register any of the foregoing (collectively, “Marks”); (ii) domain names and other Internet addresses or identifiers (“Domain Names); (iii) patents and patent applications (collectively, “Patents”); (iv) copyrights (registered and unregistered) and applications for registration (collectively, “Copyrights”); (v) know-how, inventions, methods, processes, customer lists, technologies, trade secrets, works of authorship and any other information or any kind or nature, in each case to the extent any of the foregoing derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure; and (vi) any other proprietary, intellectual or industrial property rights of any kind or nature.
          (m) “IRS” means the Internal Revenue Service.
          (n) “IT Assets” means computers, computer software, code, firmware, servers, work-stations, routers, hubs, switches, data communications lines, and all other information technology equipment owned by Company and its Subsidiaries and used by Company or any of its Subsidiaries in the operation of the business of Company or any of its Subsidiaries.
          (o) “knowledge” of any party means the actual knowledge after due inquiry of such party’s chief executive officer, president, chief financial officer, chief credit officer or general counsel.
          (p) “Law” means any federal, state, local or foreign law, statute, ordinance, rule, code, regulation, order, judgment, writ, injunction, arbitration award, agency requirement, decree or other legally enforceable requirement issued, enacted, promulgated, entered into, agreed or imposed by any Governmental Entity.
          (q) “Nasdaq” means the Nasdaq Stock Market, Inc. and the Nasdaq Global Select Market, as applicable.
          (r) “PBGC” means the Pension Benefit Guaranty Corporation.
          (s) “Permitted Liens” means (i) Liens for current Taxes and assessments not yet past due or the amount or validity of which is being contested in good faith by appropriate proceedings, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of Company or such Subsidiary consistent with past practice or (iii) restrictions on transfers under applicable securities laws.
          (t) “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity.
          (u) “Purchaser Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that (A) is or would reasonably be expected to be materially adverse to the business, assets, liabilities, condition (financial or otherwise) or results of operations of Purchaser and its Subsidiaries, taken as a whole, or (B) prevents or materially impairs the ability of Purchaser to consummate, or prevents or materially delays, the Purchaser Merger or any of the other transactions contemplated by this Agreement or would reasonably be expected to do so; provided, that a Purchaser Material Adverse Effect for purposes of clause (A) shall not include any event, change, circumstance, occurrence, effect or state of facts to the extent (1) generally affecting banks, bank holding companies or financial holding companies, or the economy or the financial, securities or credit markets, including changes in prevailing interest rates, credit availability, liquidity and quality, currency exchange rates, price levels or trading volumes in the United States or foreign securities markets, (2) any outbreak or escalation of hostilities or declared or undeclared acts of war or terrorism (other than any of the foregoing that causes any damage or destruction to or renders physically unusable or inaccessible any facility or property of Company or any of its Subsidiaries), (3) reflecting or resulting from changes in Law or GAAP or regulatory accounting requirements or published interpretations thereof generally affecting banks, bank holding companies or financial holding companies, (4) demonstrably resulting from the announcement or pendency of the transactions contemplated by this Agreement, (5) any actions expressly required by this Agreement or that are taken with the prior informed written consent of Company in contemplation of the transactions contemplated hereby, (6) any failure by Purchaser to meet published or unpublished revenue or earnings projections or budgets or any decrease in the trading or market price, or change in trading volume, of Purchaser’s capital stock, (7) the downgrade in rating of any debt or debt securities of Purchaser or any of its Subsidiaries and (8) any legal claims asserted or other Actions initiated by any holder of shares of Purchaser Common Stock arising out of or relating to this Agreement; except, with respect to clauses (1), (2) and (3), to the extent that the impact of such event, change, circumstances, occurrence, effect or state of facts has a disproportionately adverse effect on Purchaser and its Subsidiaries, taken as a whole, as compared to similarly situated banks, bank holding companies or financial holding companies; and provided further that, with respect to clauses (6) and (7), the facts and circumstances giving rise to such failure, decrease, change or downgrade that are not otherwise excluded from the definition of a Purchaser Material Adverse Effect pursuant to the other clauses thereof may be taken into account in determining whether there has been a Purchaser Material Adverse Effect.
          (v) “Representatives” means, with respect to any Person, any director, officer, employee, investment banker, financial advisor, attorney, accountant or other advisor, agent or representative of such Person.
          (w) “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder.
          (x) “SEC” means the Securities and Exchange Commission and rules and regulations thereof.
          (y) “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.
          (z) “Significant Subsidiary” has the meaning assigned to such term in Regulation S-X promulgated by the SEC.
          (aa) “Subsidiary” means, with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect more than 50% of the board of directors or other governing body are owned, directly or indirectly, by such first Person.
          (bb) “Taxes” means (A) any federal, state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add on minimum, ad valorem, transfer or excise tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, including all interest, penalties and additions imposed with respect to such amounts, imposed by any Governmental Entity, (B) an amount described in clause (A) for which a Person is liable as a result of being a member of an Affiliated, consolidated, combined or unitary group, and (C) an amount for which a Person is liable as a result of being party to any tax sharing agreement or as a result of any express or implied obligation to indemnify any other Person with respect to the payment of any amount described in clause (A) or (B).
          (cc) “Tax Returns” means all domestic or foreign (whether national, federal, state, provincial, local or otherwise) returns, declarations, statements, reports, schedules, forms, claims for refund and information returns relating to Taxes and including any attachment thereto or amendment thereof.
     Section 8.4 Interpretation. In this Agreement, except as context may otherwise require, references:
     (1) to the Preamble, Recitals, Articles, Sections or Exhibits are to the Preamble to, a Recital, Article or Section of, or Exhibit to, this Agreement;
     (2) to this Agreement are to this Agreement, as amended, modified or supplemented in accordance with this Agreement, and the Exhibits to it, taken as a whole;
     (3) to the “transactions contemplated by this Agreement” (or similar phrases) includes the transactions provided for in this Agreement, including the Merger and the Bank Merger;
     (4) to any statute or regulation are to such statute or regulation as amended, modified, supplemented or replaced from time to time; and to any section of any statute or regulation are to any successor to such section;
     (5) to any statute includes any regulation or rule promulgated thereunder;
     (6) to any Governmental Entity include any successor to that Governmental Entity; and
     (7) to the date of this Agreement or the date hereof are to December 21, 2010.
The table of contents and article and section headings are for reference purposes only and do not limit or otherwise affect any of the substance of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require. If a word or phrase is defined, the other grammatical forms of such word or phrase have a corresponding meaning. Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. The words “include,” “includes” or “including” are to be deemed followed by the words “without limitation.” The words “herein,” “hereof” or “hereunder,” and similar terms are to be deemed to refer to this Agreement as a whole and not to any specific Section. All references to “dollars” or “$” in this Agreement are to United States dollars. This Agreement is the product of negotiation by the parties, having the assistance of counsel and other advisors, and the parties intend that this Agreement not be construed more strictly with regard to one party than with regard to any other party. The mere inclusion of an item in a party’s Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission by that party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Company Material Adverse Effect or Purchaser Material Adverse Effect, as applicable.
     Section 8.5 Entire Agreement. This Agreement (including the Exhibits hereto), the Company Disclosure Letter, the Purchaser Disclosure Letter and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.
     Section 8.6 No Third Party Beneficiaries.
          (a) Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 7.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
          (b) Notwithstanding the foregoing clause, following the Effective Time (but not unless and until the Effective Time occurs), the provisions of Section 5.10 shall be enforceable by each Indemnified Party described therein.
     Section 8.7 Governing Law; Venue. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware (provided that the BCL and the BCA, including the provisions governing the fiduciary duties of directors, shall govern as applicable). Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court sitting in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the Merger that are the subject of this Agreement, (a) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (b) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (c) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (d) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 8.2.

     Section 8.8 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.
     Section 8.9 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.
     Section 8.10 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.
     Section 8.11 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
     Section 8.12 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.
     Section 8.13 Facsimile Signature. This Agreement may be executed by facsimile signature or other electronic transmission signature and such signature shall constitute an original for all purposes.
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     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

HANCOCK HOLDING COMPANY
By:	/s/ Carl J. Chaney
	Name:	Carl J. Chaney
	Title:	Chief Executive Officer & President

WHITNEY HOLDING CORPORATION
By:	/s/ John C. Hope, III
	Name:	John C. Hope, III
	Title:	Chairman of the Board and Chief Executive Officer

[Signature Page to Merger Agreement]